UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                      ------------------------------------



                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
ISSUERS
       UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934



                      ------------------------------------



                               WEB4BOATS.COM, INC.
                 (Name of Small Business Issuer in its Charter)



                DELAWARE                              84-1080043
     (State or other jurisdiction                    (I.R.S. Employer
          of incorporation or                      Identification Number)
             organization)



                P.O. BOX 1028
             LA JOLLA, CALIFORNIA                            92038
   (Address of principal executive offices)                (Zip Code)


                                 (858) 459-2628
                           (Issuer's telephone number)



Securities to be registered under Section 12(b) of the Act:


       TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH
       TO BE SO REGISTERED             EACH CLASS IS TO BE REGISTERED

                  None                                None


Securities to be registered under Section 12(g) of the Act:


                                  COMMON STOCK
                                (Title of Class)



                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

         Web4Boats.com, Inc. is dedicated to becoming one of the leading Internet websites for boating and water sports enthusiasts and the boating industry. (An Internet "website" is a specific electronic address on the Internet at which a person can maintain information accessible to other persons connected to the Internet.) The Company commenced its current operations in April, 1999, and launched its website on the Internet in September, 1999. The Company's website currently delivers an easy to use classified advertisement database advertising boats for sale, and provides links to boating and water sports industry related websites and services. Web4Boats.com plans to continuously make enhancements and additions to its website. Currently, visitors to the website are able to search through classified advertisements for over 30,000 boats for sale using a variety of search criteria. In addition, the Company's first five advertisers on its website are Amazon.com for books, iGoFish for fishing tackle, Cyber-marine.com for nautical gear and equipment, Key Marine Finance (a division of Key Bank USA, N.A.) for boat financing, and Marine Decor, a boating gift store.
                    Page -2-

HISTORY

         Web4boats.com, Inc. was incorporated in Delaware in 1988 under the name Windom, Inc. as a wholly owned subsidiary of a publicly traded business development company, Vintage Group, Inc. As the consequence of the settlement of a class action law suit in August 1991, a substantial portion of the shares (120,000) of Windom were distributed to the class members (consisting of Vintage Group, Inc. shareholders) and their lawyer. From its incorporation until 1997, Windom had no assets or business operations.

         In 1997 Windom was the surviving entity in a merger with New York Bagel Exchange, Inc., a Delaware corporation, and changed its name to New York Bagel Exchange, Inc. For accounting purposes, however, the merger resulted in a continuation of the bagel company's operations, which involved a single bagel delicatessen restaurant.

         The bagel business continued for 2 years. In March, 1999, due to continuing losses in the bagel business, all the bagel business assets and operations were sold for $120,000 to Yum Hong Park, a person unaffiliated with the Company. Also at about that time, all the bagel business management and directors were replaced with Dennis Schlagel, the Company's current President and director. In April, 1999, the Company changed its name from New York Bagel Exchange, Inc. to Webboat.com, Inc. Later in April 1999, it was changed to Windom.com, Inc. and then to its current name, Web4Boats.com, Inc. The name changes were part of the negotiated items in the termination of the bagel business management.

BUSINESS

         Web4Boats.com, Inc. is dedicated to becoming one of the leading Internet websites for boating enthusiasts and the boating industry. Management believes that Internet companies are evolving into at least two rough categories, (1) companies that offer information and services (generally for free) to persons perusing ("surfing") the Internet, and (2) companies that offer (and generally sell) products that are delivered by other means of transportation. The lines between the two categories are not altogether clear and many companies are both. Web4Boats.com, however, is clearly a business of the first category.

         A business model in the first category that is being developed by many Internet companies, and the primary one that is being followed by Web4Boats.com, is a model based upon the establishment of a website that has a wealth of information or compelling entertainment features that attract the Internet surfer. Under this model, the ability to attract Internet surfers then becomes what in fact the Internet company has to sell to others in the form of advertisement space. This is the business model followed by YAHOO! Inc., a provider of an enormous amount of information and services, and maybe the only company that has thus far had much success with the model.
While the business model appears to work for a company with a solid brand name that offers myriad services in thousands of categories, there has thus far been limited experience with this model business by industry or niche focused companies. A great number of companies, however, including Web4Boats.com, have embarked upon the development of the industry or niche focused version of this business model. Based upon informal observations by Web4Boats.com of other industry or niche focused websites and public discussions at Internet industry meetings by Internet industry spokespersons, the acceptance of the industry or niche focused websites by advertisers as a good opportunity for the placement of advertisements is gaining momentum. Advertisers of products directed to particular industries or niches should be naturally attracted to a corresponding industry or niche website. See "Market," below. Web4Boats.com believes, however, that much of its success will depend upon the Company's ability to establish awareness of its website among the boating public, the achievement of which cannot be assured, but to which Web4Boats.com will devote much of its efforts.

         Web4Boats.com has commenced to organize its website into four areas:
(1) classified advertisements; (2) information services: (3) user services; and (4) maintaining space in its pages for fee based advertisement placement by outside vendors. (A website page is just one view of several or even thousands of available programmed views of the information at the website that is being viewed by the customer on his or her computer monitor.) The
                             Page -3-

first three items are those that are designed primarily to attract the customer, while the fourth item is the one from which the Company plans to derive most its revenue. The Company opened its website in September, 1999, and has received or accrued less than $100 of revenue as of December 31, 1999.

    CLASSIFIED ADVERTISEMENTS

         Typical local newspaper publications feature less than 200 boats-for-sale advertisements in their classified ads. Web4Boats.com currently has over 30,000 boats-for-sale classified ads in its database. Web4Boats.com currently collects it own advertisements for boats-for-sale through the use of independent service companies that, for a fee, review publications throughout the country and load the boat-for-sale classified advertisements into Web4Boats.com's database. The large number of boat advertisements provides boating enthusiasts with a variety of boats to shop. Management believes that the size of its classified database will attract customers which, as the number of customers increases, will attract additional sellers of boats to place their ads with Web4Boats.com. The theory is that the mere massiveness of the database of boats for sale will attract buyers. This theory may or may not work.

         As of January 17, 2000, Web4Boats.com will stop adding advertisements by copying them from other publications and displaying them for free. All new ads thereafter for thirty days of display on the website will be charged a fee to a credit card of $19.95 or $14.95 if no photograph of the boat is included. Web4Boats.com classified advertisement software is designed to allow anyone visiting the website to place an ad without any outside help.
The user simply fills out a form on-line. Over the next 90 days, Web4Boats.com expects to provide the sellers with the ability to present images of their boats, accompanied by speech and/or music if desired.
Further enhancements might include the ability to manipulate the images to allow the potential buyer to see the side view or the back view of a boat and the ability for contact to be made by the seller or buyer directly via the ad for the purpose of asking questions about the product or other conversation. The customer who places an ad receives a pin (personal identification number) for continued access to his or her advertisement to make changes and to secure the ad from outside interference. Because the Web4Boats.com ads are classified ads, the Company has no plans to charge commissions to the parties as a consequence of any sale of products made as a result of the ads.

     With respect to the ads that Web4Boats.com has been displaying without charge, beginning February 15, 2000, the Company plans to begin a telemarketing campaign (operated by an independent telemarketing firm) to solicit continued display of the ad based on the above fees. The costs for such telemarketing are planned to be covered by commissions to the telemarketing firm based on ads retained. Advertisers who decline to pay the fee will be deleted from the displayed advertisement database. All currently displayed advertisers will be contacted over the months after implementation of the program in February. Another facet of the telemarketing campaign will be to turn into new leads for adding paid advertising the information that has, up to this point, been used to load the Company's database with fee ads.

         The Web4boats.com classified ad system has the following principal features:

         Search Ads - By a variety of criteria such as boat type, size, year, geographic location, price, etc.

         Place Ads - Automatically, from any Internet browser in the world

         Edit Ads - Advertiser receives a PIN when an ad is placed, providing security against outside interference as well as continued access for editing purposes

         Notify - Communicate with Web4Boats.com staff to facilitate answers to special questions, etc.

         Help - Online help system provides technical support
                             Page -4-

         OTHER CLASSIFIEDS
          While the Web4Boats.com classified ad system is presently designed for pre-owned boats only, management does have plans over the next six months to expand the system to accommodate other classified ad items. Employment opportunities, used nautical equipment and other privately offered items will eventually be listed. Thus the Web4Boats.com website is planned to be even more useful to the boating public, from those wishing to hire a captain for just an afternoon, to the marina looking to sell its used equipment or hire new staff. Visitors to the Web4Boats.com website will be able to research employment opportunities in addition to listing themselves as being available for employment within specific geographic areas if they wish.

         Future Additions to the Web4Boats.com Classified Ads:

         Boat Charter
         Accessories Sales
         Boat Deliveries
         Captain Services
         Marinas
         Employment
         Marketplace
             Transportation of boats (from one location to another)

         ADVERTISEMENT SEARCH CAPABILITIES

         The Web4Boats.com classified advertisement database may be searched by the customer. The Company's searching software makes it very convenient for people to search for a boat that most closely matches their needs.
People are able to search by keyword so that any word put into the system can become the basis for the search. Visitors to the website can also search boats by the following pre-defined categories:

         Boat Type:  Powerboat, Sailboat, JetSki, Houseboat, Pontoon,
              Inflatable, Canoe, Fishing Boat, or Other.
         Year of boat
         Length of boat
         Price of boat
         City
         State
         Telephone area code
         Postal zip code

         Plans for the next six months include the addition of capabilities to the Web4Boats.com website that enables the buyer to organize a search based upon how far he is willing to travel from his home to purchase his boat.
                                 Page -5-

    INFORMATION SERVICES

         The Web4Boats.com website is linked to other websites [such as stock quotes, accuweather, houseboating.com] on the Internet to allow the boating enthusiast to conveniently move from Web4Boats.com to other websites. As of January, 2000, Web4Boats.com maintained a minimum of 8 website listings. In addition, Management also plans over the next 90 days to maintain a directory of direct dial information resources not currently available on the Internet. One example could be providing access to a database that stores ocean maps or other specialized information. This will allow the search for boating information to be expanded into a much wider spectrum and allow the Web4Boats.com website to become especially useful for locating information that is otherwise difficult to obtain.

    USER SERVICES

         As of January 17, 2000, Web4Boats.com plans to offer a complimentary email service to any person who wants to subscribe to it. (Email is a communication system allowing messages to be sent over the Internet to other Internet users.) Once a visitor arrives at our website, he or she will see the invitation to subscribe to the free email service. While on line, the customer will fill out an application and questionnaire (which will be similar in scope to a warranty/information card accompanying the purchase a new television or VCR). The Company will retain this information in order to enhance a data base of the users of Web4Boats.com site. The Company will use this data base to create affinity groups and for strengthening the Web4Boats.com brand recognition and create further loyalty to Web4Boats.com.

         Another important feature of this free email service is that the subscriber will have access to his or her password-protected email from anywhere on the Internet by simply logging onto Web4Boats.com rather than dialing long distance or using complicated setup procedures as with most email services that are connected to Internet service providers ("ISP"). Marinas, boat captains, boat brokers, boating travelers and other professionals will be able to more effectively connect to their email accounts and communicate with each other. Data transfers will also be able to occur.

    ADVERTISEMENT PLACEMENT

         There are a substantial number of products currently available through vendors affiliated with the Web4Boats.com website. These affiliates generally pay a commission of from 8-15% on products purchased by persons that arrive at their website directly from Web4Boats.com's link to that website. (A link is a website marker that allows a user at one website to point to other markers and immediately bring up a view of the likes website.) The Company plans to seek a broader and more expansive range of product availability to add to its website, and as these relationships develop, they will become a primary revenue source for the Company. Less than $100 of commissions had accrued as of December 31, 1999.

         BANNER ADVERTISING

         Management was unable to obtain numbers relevant to online advertising dollars spent by the boating industry, but management believes that the potential for corporately sponsored advertising on the Web4Boats.com website is quite substantial. Therefore, online advertising revenues are expected to contribute substantially to the overall revenue base, assuming that website ad space remains a viable method for generating revenue on the Internet. There appears to be precedence established on the Internet with regards to valuing the ad space based upon the volume of customer traffic at the website. Web4Boats.com intends to follow pricing strategies that are utilized by the majority of Internet based companies and is considering a price range between $100 - $250 per 1,000 impressions. (Each Internet user's electronic request to view a website page is an impression.)
                                  Page -6-
MARKET

         Recreational boating is an enormous industry in the United States. $19 billion dollars were spent at retail in 1998 for new and used boats, motors and engines, accessories, and other related items. There are presently over 12.3 million boat registrations as of December 31, 1997, for the United States and its territories. It is estimated that there are over 16 million boats currently in use. Over 10,000 marinas, boatyards yacht clubs, dockomimiums, parks, etc. is ample evidence of America's love for boating. (A docominium is a boat docking slip sold like a condominium.) Following is a chart based primarily on information available in early January, 2000, from the National Marine Manufacturer's Association (NMMA) website that provides a breakdown of the recreational boating industry. (1999 information should be available at the NMMA website by late January.)

                              1998                            1997

Participants in Boating      74,847,000                    78,406,000
All Boats in Use             16,824,000                    16,230,000
Total Retail Sales         $19.15 billion                $19.24 billion
New boat & Motor Sales      $8.54 billion                 $8.64 billion
Pleasure boat Exports           N/A                      $672.8 million


New Product Category Annual
    Unit Sales                   1998                         1997

Outboard Boats                 200,900                       200,000
Outboard Motors                314,000                       302,000
Boat Trailers                  174,000                       181,000
Inboard Runabouts                6,900                         6,100
Inboard Cruisers                 6,600                         6,300
Stern-drive Boats               91,000                        92,000
Canoes                         107,800                       103,600
Personal Watercraft            130,000                       176,000
Sailboats*                      19,400                        14,400
______________
*Source:  1998 Annual Sailing Business Review, 1998 forecasted.

         In December 1998, Ziff-Davis's Technology User Profile reported that there are 60 million personal computers ("PC") connected to the Internet in the United States alone. The number of PCs connected to the Internet grew 35 percent between January and August, from 45 million to just over 60 million, according to Ziff-Davis's Technology User Profile, 1998 Mid-Year Study. That means that more than one-half of all PCs in use in the United States are now able to connect to the Internet. According to Commerce Net, there are 92 million users of the Internet over the age of 16 in the United States alone. Over 100 million globally see "surfing the Internet" as an informational and/ or recreational activity. The essential factor in all this is that the Internet has become a major advertising target.

         Management believes that the most powerful and influential use of the Internet is cost effective communication to a global audience. Management has gathered very preliminary surveys of potential advertisers. According to an article published by eMarketer, Internet marketers spent a total of $1.5 billion advertising online in the United States alone. It is estimated that they will spend $2.6 billion in 1999. Total online advertising revenues are expected to rise to $16 billion by the year 2002.

    GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

         There are currently few laws or regulations directly applicable to access to or commerce on the Internet. Due to the increasing popularity and use of the Internet, it is possible that laws and regulations may be adopted, covering issues such as user privacy, defamation, pricing, taxation, content regulation, quality of products and services, and intellectual property ownership and infringement. Such legislation could dampen the growth in use of the Web, decrease the acceptance of the Web as a communications and commercial medium, or require Web4Boats.com to incur significant expense in complying with any new regulations. Other nations, including Germany, have taken actions to restrict the free flow of material deemed to be objectionable on the Web. The European Union has recently adopted privacy and copyright directives that may impose additional burdens and costs on its international operations. In addition, several telecommunications carriers, including America's Carriers' Telecommunications Association, are seeking to have telecommunications over the Web regulated by the FCC in the same manner as other telecommunications services. Because the growing popularity and use of the Web has burdened the existing telecommunications infrastructure and many areas with high Web use have begun to experience interruptions in phone service, local telephone carriers, such as Pacific Bell, have petitioned the FCC to regulate ISPs and OSPs and to impose access fees. Increased regulation or the imposition of access fees could substantially increase the Company's costs of communicating on the Web to both users and service providers, potentially decreasing the demand for products and media properties. A number of proposals have been made at the federal, state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce, and could adversely affect the Company's opportunity to derive financial benefit from such activities. Web4Boats.com cannot currently predict the effect, if any, that such legislation will have on its business. There can be no assurance that such legislation will not impose significant additional costs on its business or subject Web4Boats.com to additional liabilities.

    IF CONSUMERS DO NOT ADOPT INTERNET COMMERCE AS A MAINSTREAM
MEDIUM OF COMMERCE, OUR REVENUES MAY NOT GROW AND OUR EARNINGS
MAY SUFFER.

         The success of our services will depend upon the adoption of the Internet by consumers and dealers as a mainstream medium for commerce.
While we believe that our services offer significant advantages to consumers and dealers, there can be no assurance that widespread acceptance of Internet commerce in general, or of our services in particular, will occur. Our success assumes that consumers and dealers who have historically relied upon traditional means of commerce to purchase boat and recreational equipment, and to procure boat financing and insurance, will accept new methods of conducting business and exchanging information. In addition, dealers must be persuaded to adopt new selling models and be trained to use and invest in developing technologies. Moreover, critical issues concerning the commercial use of the Internet, such as, ease of access, security, reliability, cost, and quality of service, remain unresolved and may impact the growth of Internet use. If the market for Internet-based boat and recreational equipment marketing services fails to develop, develops slower than expected or becomes saturated with competitors, or if our services do not achieve market acceptance, our business, results of operations and financial condition will be materially and adversely affected.
                             Page -7-

PROMOTION

         The Company's mission is to become the website that professionals and enthusiasts in the boating industry will go to most often to start their Internet surfing for boating industry information. The Company plans to increase consumer awareness and in the national branding of its website through some or all of the following methods:

         Internet
         Radio
         Print ad
         Public Relations
         Television
         Trade Shows
         Other Advertising

    PROPRIETARY RIGHTS

     The distinctive elements of Web4Boats.com may not be protectible under copyright law. Web4Boats.com is aware that a number of patents have been issued in the areas of electronic commerce, online auctions, Web-based information indexing and retrieval, online direct marketing, fantasy sports, common Web graphics formats and mapping technologies. Web4Boats.com may incur substantial expenses in defending against third-party patent claims regardless of the merit of such claims. In the event that there is a determination that Web4Boats.com has infringed such third-party patent rights, Web4Boats.com could incur substantial monetary liability and be prevented from using the rights in the future. In the event that Web4Boats.com determines that licensing of any such proprietary rights is appropriate, Web4Boats.com cannot guarantee that Web4Boats.com would be able to license such proprietary rights on reasonable terms or at all.

SALES

         The Company currently has no advertising sales staff. The Company intends to build an in-house sales force to solicit viable industry and related product manufacturers, suppliers, etc. to purchase banner space on the Web4Boats.com site. Company expects to charge between $100 - $250 per 1,000 impressions. The Company's revenue will increase from advertising as the traffic coming to the website increases.

TECHNOLOGY

         Management believes that its focus should be on delivering ease of use and convenience combined with capabilities designed to personalize business or pleasure transacted over the Internet. To accomplish this goal, the Company has engaged the services of a professional website management firm, Web
Lights Consulting and Design, Inc.  The Company owns the hardware and software that Web Light consulting & Design manages and maintains on a continual basis. They have designed a site that will easily handle the Company's traffic in the first phase of its growth. The equipment currently in use has the ability to handle the capacity of 10,000 hits per day. (A hit is each time a user makes an electronic request to view something within the website.) As of January 12, 2000, the Company had approximately 750 to 1,000
hits per day for the past week)   In the future, the consulting company will be
able to expand the capabilities of the website to handle increased traffic.
                                  Page -8-

    OUR SUCCESS IS DEPENDENT ON OUR KEEPING PACE WITH ADVANCES IN
TECHNOLOGY.  IF WE ARE UNABLE TO KEEP PACE WITH ADVANCES IN
TECHNOLOGY, CONSUMERS MAY STOP USING OUR SERVICES AND OUR
REVENUES WILL DECREASE.

         The Internet and electronic commerce markets are characterized by rapid technological change, changes in user and customer requirements, frequent new service and product introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing website and technology obsolete. If we are unable to adapt to changing technologies, our business, results of operations and financial condition could be materially and adversely affected. Our performance will depend, in part, on our ability to continue to enhance our existing services, develop new technology that addresses the increasingly sophisticated and varied needs of our prospective customers, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our website and other proprietary technology entails significant technical and business risks. We may not be successful in using new technologies effectively or adapting our website or other proprietary technology to customer requirements or to emerging industry standards.

    WE ARE VULNERABLE TO COMMUNICATIONS SYSTEM INTERRUPTIONS
BECAUSE ALL OF OUR PRIMARY SERVERS ARE LOCATED IN A SINGLE LOCATION. IF COMMUNICATIONS TO THAT LOCATION WERE INTERRUPTED, OUR
OPERATIONS COULD BE ADVERSELY AFFECTED.

         Our Web Server is at the server side of Web-Light Consulting and Design, Inc., in Ventura, California with redundant T1 connections. All of our primary servers are located at the Ventura location and are vulnerable to interruption by damage from fire, earthquake, flood, power loss, telecommunications failure, break-ins and other events beyond our control.
In the event that we experience significant system disruptions, our business, results of operations and financial condition would be materially and adversely affected. We have, from time to time, experienced periodic systems interruptions and anticipate that such interruptions will occur in the future. The Company does not maintain business interruption insurance. In the event of a prolonged interruption, the Company will suffer losses which cannot be determined at this time. The Company may, in the future, obtain such insurance coverage.

COMPETITION

         Classified ads for boats as well as other items already have use on the Internet, with the majority of websites offering a free listing to sellers. While the opportunity presented is tremendous, the competitive environment is substantial.

     WEB4BOATS.COM'S MARKETS ARE HIGHLY COMPETITIVE

         The market for Internet products and services is highly competitive. There are no substantial barriers to entry in these markets, and Web4Boats.com expects that competition will continue to intensify. Negative competitive developments could have a material adverse effect on Web4Boats.com manifested through lower than expected revenue and higher costs for establishing brand awareness of Web4Boats.com.

         Our boat and recreational equipment purchasing services compete against a variety of Internet and traditional boat and recreational equipment purchasing services as well as boat and yacht brokers. Therefore, we are affected by the competitive factors faced by both Internet commerce companies as well as traditional, offline companies within the boating and recreational equipment and boating-related industries. To compete successfully as an Internet-based commercial entity, we must significantly increase awareness of our services and brand name.

         We compete with other entities which maintain similar commercial websites including buymarine.com; yachtworld.com; boating.com; boattraderonline; boatowners.com; and boat-yachts.com. In addition, all major boat and recreational equipment manufacturers have their own websites and many have recently launched or announced plans to launch online buying services. We also compete with boat insurers, lenders and lessors as well as other dealers that are not part of our network. Such companies may already maintain or may introduce websites which compete with ours.

         We cannot assure that we can compete successfully against current or future competitors, many of which have substantially more capital, existing brand recognition, resources and access to additional financing.

           In addition, Web4Boats.com competes with metasearch services (e.g., Yahoo!, AltaVista, Lycos and Excite) and software applications that allow a user to search the databases of several directories and catalogs simultaneously.Web4Boats.com also competes indirectly with database vendors that offer information search and retrieval capabilities with their core database products.The effect of competitors' strategic plans on Web4Boats.com cannot be predicted with certainty, but all of these competitors are aligned with companies
                                  Page -9-

that are significantly larger or more well established than Web4Boats.com.
In addition, providers of software and other Internet products and services are incorporating search and retrieval features into their offerings. For example, Internet browsers offered by Netscape and Microsoft increasingly incorporate pre-loaded shortcuts or displays that appear on the opening screen of the Internet browser and direct search traffic to competing services. These shortcut features are relatively expensive to purchase from Internet browser vendors and not expected to be a reasonable expenditure by Web4Boats.com for the foreseeable future. The use of such features by competitors, however, could make it more difficult for Internet users to find Web4Boats.com's products and services. In addition, entities that sponsor or maintain high-traffic websites or that provide an initial point of entry for Internet users, such as the Regional Bell Operating Companies, long-distance providers and cable companies such as AT&T/TCI through @Home Networks and Excite, Inc., or Internet Service Providers ("ISPs") such as Microsoft and AOL, currently offer and could further develop, acquire or license Internet search and navigation functions and community and communications services that compete with those Web4Boats.com offers.

    COMPETITION FOR ADVERTISING EXPENDITURES

         Web4Boats.com competes with online services, other website operators and advertising networks, as well as traditional offline media such as television, radio and print for a share of advertisers' total advertising budgets. Web4Boats.com believes that the number of companies selling Web-based advertising and the available inventory of advertising space has recently increased substantially. Accordingly, Web4Boats.com may face increased pricing pressure for the sale of advertisements, which could reduce its advertising revenues. In addition, its sales may be adversely affected to the extent that its competitors offer superior advertising services that better target users or provide better reporting of advertising results.

   PRINCIPAL COMPETITIVE FACTORS. Web4Boats.com believes that the principal competitive factors in its markets are:

         (1)  brand recognition
         (2)  ease of use
         (3)  comprehensiveness
         (4)  personalization
         (5)  independence
         (6)  quality and responsiveness of search results and other services
         (7) the availability of high-quality, targeted content and focused value-added products and services
         (8)  access to end users
         (9) with respect to advertisers and sponsors, the number of users, duration and frequency of visits, and user demographics

         The Company believes that the importance of brand recognition will increase as more companies engage in commerce over the Internet. Development and awareness of the Web4Boats.com website will depend largely on our ability to obtain a leadership position in Internet commerce. If Internet users do not perceive us as an effective channel for increasing boat and recreational equipment sales and purchases and do not perceive us as offering reliable information concerning new and pre-owned boats and recreational equipment, as well as referrals to high quality dealers, in a user-friendly manner that reduces the time spent for purchases, we will be unsuccessful in promoting and maintaining our brand recognition. Our brand recognition may not be able to gain widespread acceptance among consumers or dealers. Furthermore, in the event of any breach or alleged breach of security or privacy involving its services, or if any third party undertakes illegal or harmful actions utilizing its community, communications or commerce services, Web4Boats.com could suffer substantial adverse publicity and impairment of its brand and reputation.

STAFF

         As of November 1, 1999, the Company had no full-time employees and 1 part-time person (its President). Hiring of other management and staff will occur incrementally as funds become available and the need arises.
                                Page -10-

         The Company's day-to-day operations are conducted by consultants, including Web-Light Consulting and Design, Inc. and Internet Advisors, Inc. See Item 5, below.

KEY PERSONNEL

         Web4Boats.com expects that it will need to hire personnel in all areas. The competition for such personnel in its industry is intense, particularly where its corporate headquarters are located. Web4Boats.com expects to experience difficulties in hiring personnel with the right training or experience, particularly in technical areas. Web4Boats.com does not maintain key person life insurance for any of its personnel.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         You should read the following discussion of our results of operations and financial condition in conjunction with our consolidated financial statements and related notes included elsewhere in this Form 10-SB.
Unless specified otherwise as used herein, the terms "we," "us" or "our" refers to Web4Boats.com, Inc.

OVERVIEW

         Prior to entering into the Internet market and boating industry, the Company, as a non-operating entity, merged with a business known as New York Bagel Exchange, Inc. in September 1997. (For accounting purposes, the merger resulted in a continuation of the bagel company's operations.)
The Company engaged in the business of wholesale and retail sales of bagels, sandwiches, baked goods, specialty coffee and related items at a single store. The Company's Board of Directors approved the sale of the Company's inventory and fixed assets and ceased the bagel related operations on March 25, 1999. The actual sale of assets was on April 19, 1999. All management of New York Bagel Exchange, Inc. resigned and new management was subsequently appointed. On April 20, 1999, the Company changed its name (and direction of its business) to Web4Boats.com, Inc. and commenced developing a commercial Internet site in which boat dealers, marinas, individual buyers and sellers would come to advertise sales and services related to the professional and recreational boating industry.

         We are a national Internet site for new and pre-owned boating and water sports related information and purchasing services connecting consumers to our network of affiliated and participating suppliers of boating and water sports related websites. We launched our new website (www.Web4Boats.com) for boating and water sports marketing service in September 1999. Through our website, Web4Boats.com, consumers can research pricing, specifications, availability, financing and other information regarding new and pre-owned boats, and recreational equipment. When consumers make their selection and they are ready to buy either a boat or any other water sport related products, they can make their purchases in a variety of ways by utilizing the links on our website or directly contacting the seller of the classified listed items or products. In addition, we are continuing to develop value added programs and product suppliers for consumers such as insurance, warranty services, and boat transportation services.

         To date, the Company has had almost no revenue from any of its website or related operations. We are currently set up to derive revenue from fees and commissions from affiliate programs, such as Amazon.com,
Cyber-Marine.com, iGoFish.com, and luvia.com.   We expect to add to
these revenue generating opportunities with future revenues from fees paid by banner advertisement placements and links to other websites. It is anticipated that the enhancement of the website would include Boat Dealers/Brokers, Boat Builders/ Manufacturers, Marinas, and other recreational suppliers having access to our program and services by paying initial placement fees, as well as ongoing monthly fees based upon, among other things, the size of territory, demographics and the transmittal of purchase requests to them.
                                    Page -11-

          We anticipate that we will derive direct revenue from the volume of purchases made as a result of visiting our website. We also believe our ability to attract subscribing dealers/brokers and other affiliates for our website, is directly related to the volume of visits and subsequent purchases we expect to occur as a result of a visit to our website. For the week ended January 12, 2000, we have had approximately 750 to 1,000 hits per day at the Web4Boats.com website.

         It is anticipated that sales and marketing costs will consist primarily of promotion and advertising to build brand awareness and encourage potential customers to visit our website. We will use Internet advertising, as well as traditional media, such as television, radio and print. The majority of our Internet advertising is expected to be comprised of sponsorship and banner advertising agreements with Internet portals such as Alta Vista, Excite, and Lycos as well as advertising and marketing affiliations with online boating and recreational information providers. The Internet portals and online boating and recreational information providers charge a combination of set-up, initial, annual, monthly and variable fees. Set-up fees are incurred for the development of the link between our website and their website. No such banner advertising is currently in place.

         From April 1999 to September 1999, the Company's operating activities related primarily to engaging consulting personnel, raising capital, purchasing operating assets, performing product development and investing in sales and marketing programs. The Company began accruing commissions from products being purchased by Web4Boats.com viewers being linked to the company's affiliation program in September, 1999. Revenues from that buying through December 31, 1999, however, are less than $100.

         The Company expects to derive substantially all of its revenues from the sale of advertisements. Advertising revenues are recognized in the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include guarantees of a minimum number of "impressions," or times that any advertisement appears on pages where the user views the advertising banner on the Web4Boats.com website.  To the extent minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until guaranteed impression
levels are achieved.   Deferred revenue is comprised of billings in excess of
recognized revenue relating to advertising contracts. The Company's revenues are derived principally from the sale of advertisements on short-term contracts.The Company's standard rates for advertising currently range from $100-250 per 1,000 impressions. The Company currently has no banner advertisers and its impressions are currently running about 750 to 1,000 per day.
                                   Page -12-

          The Company has an extremely limited operating history as an Internet company, and its prospects are subject to the risks, expenses and difficulties frequently encountered by companies in the new and rapidly evolving markets for Internet products and services. To address these risks, the Company must, among other things, continue to respond to competitive developments, attract, retain and motivate qualified personnel, implement and successfully execute its advertising sales strategy, develop and market additional media properties, upgrade its technologies and commercialize products and services incorporating such technologies. There can be no assurance that the Company will be successful in addressing such risks. The extremely limited operating history of the Company makes the prediction of future results of operations difficult or impossible. The Company currently expects to significantly increase its operating expenses to expand its sales and marketing operations, to fund greater levels of product development and to develop and commercialize additional media properties.

          As a result of the Company's extremely limited operating history, the Company does not have historical financial data for any significant period of time. Quarterly revenues and operating results will depend substantially upon the advertising revenues received within the quarter, and will be difficult to forecast accurately. Accordingly, the cancellation or deferral of a small number of advertising contracts could have a material adverse effect on the Company's financial condition. In addition, the Company plans to significantly increase its operating expenses to expand its sales and marketing operations and to fund greater levels of product development. To the extent that such expenses precede or are not subsequently followed by increased revenues, the Company's results of operations will be materially and adversely affected.

          The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. These factors include the level of usage of the Internet, demand for Internet advertising, seasonal trends in both Internet usage and boat advertising placements, the advertising budgeting cycles of individual advertisers, the amount and timing of capital expenditures and other costs relating to the expansion of the Company's operations, the introduction of new products or services by the Company or its competitors, pricing changes in the industry, technical difficulties with respect to the use of Web4Boats.com, general economic conditions and economic conditions specific to the Internet and online media. As a strategic response to changes in the competitive environment, the Company may from time to time make material pricing, service or marketing decisions that effect the Company's business. Due to all of the foregoing factors, in some future quarter the Company's operating results may fall below the expectations of securities analysts and investors. In such event, the trading price of the Company's Common Stock would likely be materially and adversely affected.
                            Page -13-

RESULTS OF OPERATIONS

         The use of any comparison data derived from the Company's accompanying financial statements is misleading because the Company disposed of its assets in New York Bagel Exchange, Inc. in April 1999, (within days after the change of the Company's fiscal year) and subsequently began to pursue a completely different business than that of the predecessor company. Therefore, the financial statements have no comparative information that would be helpful in this regard. Instead the Company will focus on the forward looking aspects of our financial condition and any risks involved in entering these unchartered waters.

        REVENUES

         For the fiscal year ended March 1999 and the period from April 1, 1999 to September 30, 1999, our revenues were $554,451 and $3,770, respectively. Both amounts, however, are related to the Bagel store operation that has been discontinued. Revenues from the website operations for the period ended September 30, 1999, are $ -0- and from September 30, 1999, to December
31, 1999, are less than $100. There can be no assurance that revenues will increase in the near future.

         SALES AND MARKETING

         Sales and marketing expenses in the future will primarily include Internet marketing and advertising expenses, fees paid to our purchase request providers, expenses to develop our brand equity and encourage potential customers to visit our website, personnel and other costs associated with sales. The Company's customers are expected to purchase advertisements on a short-term basis. There can be no assurance that customers will continue to purchase advertising on the Company's website pages. The
Company anticipates that sales and marketing expenses will increase in future periods as it continues to pursue an aggressive brand building strategy.

         PRODUCT AND TECHNOLOGY DEVELOPMENT

         Product and technology development expenses in the future will primarily include personnel costs relating to the introduction of new products and services and enhancing the features, content and functionality of our website, as well as expenses associated with our telecommunications and computer infrastructure. The Company believes that continued expansion of its operations is essential to enhance and extend the Web4Boats.com main website, establish branded properties in targeted markets and expand the Company's user and advertising base. As a consequence, the Company intends to continue to increase expenditures in all operating areas.

         GENERAL AND ADMINISTRATIVE

         General and administrative expense primarily consists of executive, consulting, financial and legal expenses and related costs. General and administrative expense was $517,598 and $71,089 in the fiscal year ended
March 1999, and the six months ended  September 30, 1999, respectively.
The first amount is related entirely to the bagel store operations. Virtually all of the second amount is related to development of the website business. Salaries for all periods set forth in the financial statements are related solely to the bagel store operation. Executive compensation in the form of Common Stock and Common Stock options has been granted to Mr. Dennis Schlagel, the Company's President since the end of the bagel store operation, and Mr. Blair J. Merriam, with whom the Company contracts through Internet Advisors, Inc. See Item 6, below.
                        Page -14-

         COST OF REVENUES

         Cost of revenues consists of the expenses associated with the production and usage of the Company's website. As measured in page views (defined as electronic page displays), the Company delivered an average of approximately 350 page views per day in September, compared with an average of approximately 650 page views per day in October and 750 to 1,000 page views per day in the first part of January. The Company anticipates that its content and Internet connection expenses as a percentage of revenue will continue to increase for the foreseeable future.

         PRODUCT DEVELOPMENT

         Product development expenses will consist primarily of consultant compensation to support new product development. Product development expenses are expected to increase as the Company embarks on its course to aggressively enhance the features and functionality of Web4Boats.com website. To date, all product development costs have been expensed as incurred. The Company believes that significant investments in product development are required to remain competitive.

    INCOME TAXES

         The Company has net operating loss carryforwards from years 1997 and earlier of approximately $188,000 and $94,000 for federal and California state tax purposes, respectively. With additional losses for fiscal years 1998 and 1999, the Company has total net operating loss carryforwards at March 31, 1999 of approximately $1,650,000 and $825,000 for federal and California state tax purposes, respectively. A deferred asset for these amounts has not been accrued due to the uncertain nature of its being realized. Net operating loss carryforwards begin to expire in fiscal year 2011.

    EXECUTIVE COMPENSATION

          The Company does not have any non-officer employees, and no cash salaries or wages are currently being paid. However, the President of the Company, Dennis Schlagel, received 500,000 shares of restricted Rule 144 stock in lieu of compensation and a Stock Option in April
1999, for 500,000 shares of common stock exercisable at the price of $0.50 per share. The stock and stock options were granted to Mr. Schlagel because the Company did not have sufficient cash available to induce Mr. Schlagel to join the Company in an officer and director capacity.
See "Security Ownership Of Certain Beneficial Owners and Management"
Item 4 below, "Executive Compensation" Item 6 below, and "Certain Relationships and Related Transactions" Item 7 below.

          The Company issued 10,000 shares of restricted Rule 144 common stock to Daniel Thornton in April 1999, in exchange for consulting services. The stock was granted to Mr. Thornton because the Company did not have sufficient cash available to induce Mr. Thornton to join the Company in the capacity of director. See "Security Ownership Of Certain Beneficial Owners and
Management" Item 4 below, and "Certain Relationships and Related Transactions"
Item 7 below.
                             Page -15-
          The Company's day to day operations are provided by Mr. Blair J. Merriam under a contract with Internet Advisors, Inc. Computer hardware maintenance and website design are performed on a contract basis with Web-Light Consulting and Design, Inc. See "Certain Relationships and
Related Transactions, Item 7, below. The Company expects to continue these arrangements at least until summer of 2000. Depending on the success of the operation and the availability of funds the Company hopes at that time to begin to establish an internal management team and staff. Poor business results could delay this plan indefinitely. Under the terms of the agreement with Internet Advisors, Inc. the Company is obligated to pay Ten Thousand Dollars ($10,000) per month that "may be made in either cash, stock, or any combination thereof." Because the fees may be paid in stock, the Company does not believe it will have any problems meeting its payment obligations under this agreement over the next twelve months.

          The Web-Light Consulting and Design agreement is for Web-Light to design and build Web4Boats.com's website according to the criteria established by Web4Boats.com for a fee of $32,760.00. Under the agreement total costs including hardware and setup fees were $63,920. These fees have been paid. Ongoing monthly fees are $3,750. These fees are paid as incurred. The Company believes it will have no problems meeting its obligations under the agreement.

    STOCK OPTIONS GRANTED IN 1999

         In April 1999, we granted stock options (not under any plan) to purchase 1,000,000 shares of common stock. These stock options were granted to employees, directors and consultants at exercise prices of fifty cents ($0.50) per share which were below the fair market value at the date of grant. See "Security Ownership of Certain Beneficial Owners and Management"
Item 4 below, "Executive Compensation", Item 6 below, and "Certain Relationships and Related Transactions", Item 7 below.

LIQUIDITY AND CAPITAL RESOURCES

          Although the Company's auditor has issued an opinion questioning the Company's ability to continue as a going concern, we believe our current cash and cash equivalents are sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

          In August, 1999, the Company received $100,000 from a shareholder in exchange for 10,000 shares of Series A Preferred Stock. A portion of the cash has been used primarily to pay for hardware, software, programming and other operating expenses to launch its website and other daily operating costs. The Company anticipates that capital expenditures in the fiscal year ending March 30, 2000 will be approximately $50,000, primarily for additions to the Company's networking and computer infrastructure, leasehold improvements and furniture.

         In June 1999, we authorized the creation of a class of Preferred shares. The Twenty Million (20,000,000) shares of Preferred Stock have a par value of one-tenth cent ($.001) per share, bringing the total number of common and preferred shares authorized by the Company to One Hundred Twenty Million (120,000,000) shares. The Company's Board of Directors may divide and issue the Preferred Shares in series.

         In August 1999, the Company designated a portion of the Preferred Stock as Series A Preferred Stock. Such Series A Preferred Stock consists of 10,000 shares of the authorized Preferred Shares. At the option of the holder, the purchaser may convert said Series A Preferred Stock into Common Stock of the Company no sooner than one (1) year after the purchase date. All 10,000 shares were sold for $100,000 on August 13, 1999. The conversion rate for said stock shall be at the rate of One Hundred (100) shares of Common Stock for every one (1) share of Series A Preferred Stock. One Million (1,000,000) shares of Common Stock have been reserved and such shares shall be issued only in conversion of the Series A Preferred Stock as provided by the terms of the designation.

         With respect to fiscal years beyond March 31, 2000, we may be required to raise additional capital to meet our long term operating requirements. Although our revenues have decreased since implementation of the Web4Boats.com business, our expenses have continued to, and in the foreseeable future are expected to, exceed our revenues. Accordingly, we do not expect to be able to fund our operations from internally generated funds for the foreseeable future.

         Our cash requirements depend on several factors, including:

         (1)  the level of expenditures on marketing and advertising
         (2)  the rate of market acceptance
         (3)  the ability to expand our customer base
         (4) the ability to increase the volume of sales with our affiliates
         (5) the cost of contractual arrangements with online information providers, search engines, and other referral sources.
                                   Page -16-

         The Company currently has no material commitments. The Company anticipates a substantial increase in its capital expenditures and operating lease arrangements in 2000 consistent with its anticipated growth. We cannot accurately predict the timing and amount of our cash requirements. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. We have no commitments for any additional financing, and there can be no assurance that any such commitments can be obtained on favorable terms, if at all.

         Any additional equity financing may be dilutive to our stockholders, and debt financing, if available, may involve restrictive covenants with respect to dividends, raising capital and other financial and operational matters which could restrict our operations or finances. If we are unable to obtain additional financing as needed, we may be required to reduce the scope of our operations or our anticipated expansion, which could have a material adverse effect on our business, results of operations and financial condition.

PLAN OF OPERATION

     Over the next twelve months the Company plans to devote most of its efforts and financial resources toward increasing awareness of its website among the boating public and professionals. Initial focus, however, must be on installation of the core features of the website.

          The volume of classified advertisements has reached the point that management believes it is sufficient, because of its size, to attract boat buyers and others to the website. In addition, management also believes that the website traffic will now justify fees for all new ads placed on the website. Finally, with respect to the classified ads, in February the Company will commence a telemarketing campaign with an independent telemarketing firm (the firm has not yet been selected) to contact all current classified advertisers collected by the Company and displayed on the website with the proposal of a fee for continued display of the ad. In this way all non-paying advertisers are expected to be dropped from the displayed data base over the new 60 days.

          The credit card charge portion of the classified advertisement service and the centralized email service are expected to be operational by the third week of January, 2000. The next phase with the classified advertisement sector is to add new categories (next 90 days) and enhance the display features (music, voice, etc.) available to the advertiser. The addition of the display features, however, is a lower priority than the other aspects of the website development.

          Concurrent with the telemarketing campaign directed at classified advertisers will be the initial concerted efforts at increasing awareness of the website among the boating public and professionals. The Company plans to initially arrange most of its links from other websites and magazines through a barter arrangement under which the other website or magazine will receive a reciprocal link to its website or services thereby reducing cash outlays.

          The Company expects that its significant cash outlays over the next 90 days will be for completion of development of the core elements of its website. This amount is expected to be $50,000 to $100,000. Sources of theses funds have not been located as of the date hereof, but the Company is pursuing leads for possible lenders and investors. There can be no assurance at this time that these funds or any funds will be available to the Company on terms that it can afford. Failure to acquire these funds at this point in the Company's development would make it difficult for the Company to achieve its business goals over the next six months. See Financial Statements.

          Assuming that the Company acquires the $50,000 to $100,000 it is seeking and completes development of the core elements of its website over the next 90 days, management believes that the Company should have begun to bring in significant revenue from its monthly fees in its classified advertisement sector. At this point the Company will begin to seek a significant infusion of capital, $1 - 5 million, to increase awareness of the website among the boating public and professionals and to continue development of the website. There can be no assurance that such funding will be available to the Company. In the event that such funding is not available to the Company, then Web4Boats.com would be forced to use whatever cash is generated, mostly by its classified advertisement sector, for enhancement of the website and its promotion. Such a process of development would likely be much slower than what could be achieved with the infusion of substantial new investments. Management believes, however, that the Company's business is relatively easily scalable. In other words, once the core elements of the website are in place in the next 90 days, the website will be able to achieve its purpose. Thereafter, additional funds are devoted mostly to promotion of the website and enhancement of the core elements. The availability of funds determines the speed with which promotion and enhancements are pursued.

          Depending upon the ability of the Company to arrange additional financing, the Company expects to add full time management and staff by the end of 2000. Development of the Company's business could significantly alter the timing of the need for staff and current plans are tentative. In addition, competition for qualified internet technology and sales personnel is intense, which is expected to make it difficult to add personnel on short notice and at the optimal time for the Company.

    STRATEGIC ALLIANCES

         In order to serve users more effectively and to extend the Web4Boats.com brand to new media properties, the Company has entered into strategic relationships with business partners who offer content, technology, and distribution capabilities. Strategic alliances are affiliations and linkages to other web companies that provide related products and services and in most cases are willing to compensate Web4boats.com for directing traffic and/or purchasers to their sites. To date, the Company has had less than $100 of revenue derived from affiliate programs.
                          Page -17-

    WE HAVE A HISTORY OF NET LOSSES AND EXPECT NET LOSSES FOR THE
FORESEEABLE FUTURE.  IF WE CONTINUE TO LOSE MONEY, OUR OPERATIONS
WILL NOT BE FINANCIALLY VIABLE.

          Web4Boats.com has not begun receiving commission or advertising revenues, however, commissions are currently accruing (less than $100 had accrued as of December 31, 1999.) and the sales of the advertising banners expected to begin in the first quarter 2000 when the Company has increased traffic coming to the site. Therefore, Web4Boats.com has a limited operating history, and its prospects are subject to the risks, expenses and uncertainties frequently encountered by young companies that operate exclusively in the new and rapidly evolving markets for Internet products and services.
Because of the recent emergence of the Internet-based boating and recreational information and purchasing industry, none of our executives has significant experience in the industry. This limited operating history and management experience means it is difficult for us to predict future operating results. We had an accumulated deficit of $1,819,977
September 30, 1999 Our potential for future profitability must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of development, particularly companies in new and rapidly evolving markets, such as the market for Internet commerce.
                         Page -18-

    SEASONALITY

         We expect our business to experience seasonality as it matures. Seasonality in the boating and recreational equipment industry, Internet and commercial online service usage and advertising expenditures is likely to cause fluctuations in our operating results which will be difficult to predict until the Company has more experience with its operations. Internet and commercial online service usage and the growth rate of such usage may be expected typically to decline during the summer. Depending on the extent to which the Internet and commercial online services are accepted as an advertising medium, seasonality in the level of advertising expenditures could become more pronounced for Internet-based advertising.
                         Page -19-

                          Page -20-

                          Page -21-

    LIABILITY FOR THE COMPANY'S SERVICES

         Web4Boats.com hosts a wide variety of information, community, communications and commerce services that enable individuals to exchange information, generate content, conduct business and engage in various online activities. The laws relating to the liability of providers of these online services for activities of their users is currently unsettled. Claims could be made against Web4Boats.com for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature and content of information that may be posted online by its users. Such claims have been brought, and sometimes successfully pressed, against online service providers in the past. In addition, Web4Boats.com could be exposed to liability with respect to the selection of listings that may be accessible through its Web4Boats.com-branded products and media properties, or through content and materials that may be posted by users in classifieds, message boards, clubs, chat rooms, or other interactive community-building services. Any such finding of liability against Web4Boats.com could have a material adverse effect on the Company's business.
                       Page -22-

                       Page -23-

                       Page -24-

                       Page -25-

                        Page -26-

    WE ARE UNCERTAIN OF OUR ABILITY TO OBTAIN ADDITIONAL FINANCING FOR OUR FUTURE CAPITAL NEEDS. IF WE ARE UNABLE TO OBTAIN ADDITIONAL
FINANCING WE MAY NOT BE ABLE TO CONTINUE TO OPERATE OUR BUSINESS.

         We currently anticipate that our cash, cash equivalents and short-term investments will be sufficient to meet our anticipated needs for working capital and other cash requirements at least for the next 12 months. We may need to raise additional funds sooner, however, in order to fund more rapid expansion, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. There can be no assurance that additional financing will be available on terms favorable to us, or at all.
If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of potential acquisition opportunities, develop or enhance services or products or respond to competitive pressures would be significantly limited.
                             Page -27-

    RELIANCE ON ADVERTISING REVENUES AND UNCERTAIN ADOPTION OF THE WEB AS AN ADVERTISING MEDIUM

         Web4Boats.com expects to derive a majority of its revenues from the sale of advertisements on its Web pages under short-term contracts.
Most of its advertising customers have limited experience with the Web as an advertising medium. Web4Boats.com's continuing ability to generate significant advertising revenues will depend upon, among other things: - - advertisers' acceptance of the Web as an effective and sustainable advertising medium; - - the development of a large base of users of its services possessing demographic characteristics attractive to advertisers;
and - - its ability to continue to develop and update effective advertising delivery and measurement systems. No standards have yet been widely accepted for the measurement of the effectiveness of Web-based advertising. Web4Boats.com cannot be certain that such standards will develop sufficiently to support Web-based advertising as a significant advertising medium. In addition, adverse economic conditions can significantly impact advertisers ability and willingness to spend additional amounts on advertising generally, and on Web-based advertising specifically.
                             Page -28-

YEAR 2000 ISSUE

         Because many computer applications have been written using two digits rather than four to define the applicable year, some date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This "Year 2000 issue" could result in system failures or miscalculations causing disruptions of operations, including disruptions of our website or normal business activities.

         Non-information technology systems include accounts receivable/ payable, payroll, banking, postal bar code, and other software that support our daily business activities. Although we have not conducted a survey, we believe there is no material exposure to our non-information technology systems. We believe that we do not have any other non-information, embedded technology systems, with potential Year 2000 issues.

         We do not believe that we have material exposure to the Year 2000 issue with respect to our own information systems since our existing systems correctly define the Year 2000 with four digits. As of January 12, 2000 we had no problems with the change to the Year 2000. Thus far, we do not believe that there is any need for alternative plans to deal with the Year 2000 issues. The worst case scenario pertaining to the Year 2000 issue would be an overall failure of the national Internet and telecommunications infrastructure. This may require alternative means for users to gain connection to our servers.
                         Page -29-

ITEM 3.  DESCRIPTION OF PROPERTY

         The Company is located at the home of a major shareholder of the Company, Dori Merriam, at 6150 La Jolla Mesa Drive, La Jolla, California 92037. Its telephone number is (858) 459-6268. The Company occupies this space on a rent-free basis. The Company believes its facilities are adequate to meet current and short-term future business needs. The Company is looking for suitable office space, 2,000 to 3,000 sq. ft., in a commercial facility. If the Company develops according to its plan, then it is anticipated that additional office space will be needed within the next twelve months. Leasing costs have yet to be determined.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

         The following tables sets forth the number and percentage of outstanding shares of Company Common Stock and Series A Preferred Stock owned by (i) each person known to the Company to beneficially own more than 5% of each class of stock, (ii) each director, (iii) each named executive officer, and (iv) all executive officers and directors as a group. The following calculations are made according to the rules of the Securities and Exchange Commission. Share ownership is deemed to include all shares that may be acquired through the exercise or conversion of any other security immediately or within the next sixty days. Such shares that may be so acquired are also deemed outstanding for purposes of calculating the percentage of ownership for that individual or any group of which that individual is a member. Shares outstanding were determined as of December 31, 1999.

COMMON STOCK

NAME AND ADDRESS OF     PERCENTAGE OF         NUMBER OF SHARES OF
BENEFICIAL OWNER(1)        OWNERSHIP             COMMON STOCK
                                              BENEFICIALLY OWNED

Dennis Schlagel             19%                   1,000,000(2)
P.O. Box 3171
Cheyenne, WY 82003

Daniel Thornton              *                      10,000
2658 Bridgeway Road
Sausalito, CA 94965

Blair J. Merriam            36%                   1,970,000(3)
P.O. Box 5235
Cheyenne,  WY  82003

Latin Foods Corporation      6%                    280,000(4)
6469 Mones Cazon
Buenos Aires, Argentina

All executive officers and  50%                  2,980,000(2)(3)
directors as a group
(3 persons)
----------------
                                Page -30-

*        Indicates ownership of less than one percent.

(1) If Dori Merriam's shares of Series A Preferred Stock were currently convertible, then she would appear in the above table as owning 1,000,000 shares and her Percentage of Ownership would be
          18%.  Blair Merriam is Dori Merriam's nephew through her
           husband's family.     See following table.

(2) Includes 500,000 shares that may be acquired pursuant to the exercise of options.

(3) Includes 200,000 shares that may be acquired pursuant to the exercise of options and beneficial ownership of shares by the following entities that are 100% owned by Mr. Merriam: Spika Corporation - 465,000 shares direct and 640,000 shares that may be acquired pursuant to the exercise of options; Internet Advisors, Inc. - 500,000 shares direct; BJM, Inc. - 165,000 direct.

(4) All 280,000 shares may be acquired pursuant to the exercise of options. Latin Foods Corporation is 100% owned and operated by Carlos Jorge DeBaisieux.
----------------

SERIES A PREFERRED STOCK

NAME AND ADDRESS OF   PERCENTAGE OF        NUMBER OF SHARES OF SERIES
BENEFICIAL OWNER       OWNERSHIP           A PREFERRED BENEFICIALLY
                                                     OWNED (1)

Dori Merriam              100%                           10,000
6150 La Jolla Mesa Drive
California

All executive officers and   0%                             0
directors as a group
(0 persons)
----------------
(1) Each share of Series A Preferred Stock is convertible into 100 shares of Common Stock after August 13, 2000. Ms. Merriam disclaims beneficial ownership of any shares of Common Stock beneficially owned by her husband, James Merriam.
----------------

    SUBSTANTIAL SALES OR THE PERCEPTION OF FUTURE SALES OF OUR
COMMON
STOCK MAY DEPRESS OUR STOCK PRICE.

         Sale of substantial numbers of shares of Common Stock in the public market could adversely affect the market price of our Common Stock and make it more difficult for us to raise funds through equity offerings in the future. A substantial number of outstanding shares of Common Stock and shares of Common Stock issuable upon exercise of outstanding stock options will become available for resale in the public market at prescribed times. Of the 4,683,460 shares that were outstanding as of September 30, 1999, approximately 3,068,460 shares are eligible for sale in the public market without restriction. Of the restricted shares of Common Stock most shares have been held more than one year and shall be eligible for sale in the public market in accordance with the provisions of Rules 144 of the Securities Act and any contractual or legal restrictions on their transfer, as applicable.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS

         Pursuant to the Company's Certificate of Incorporation and its By-Laws, the members of the Board of Directors serve for one-year terms. The following persons assumed their positions subsequent to the end of the most recent fiscal year. None of the persons listed below had any employment relationship with the Company prior to the dates indicated below. All officers and directors of the Company at the end of the most recent fiscal year were terminated as of April 1, 1999. See "Certain Relationships and Related Transactions" in
Item 7, below, for a description of the Stock Redemption and Employment Termination Agreement. See also "Executive Compensation" in Item 6, below.
The Company's current directors and executive officers are:

Name                           Age                     Position

Blair J. Merriam(1)            41                   General Manager

Dennis Schlagel(1)             60                   President, Director

Daniel Thornton                39                   Director
----------------
                            Page -31-

(1)      Mr. Schlagel and Mr. Merriam are first cousins.
----------------
         Mr. Blair J. Merriam has been General Manager of the Company since April, 1999. Mr. Merriam presently devotes full time to the affairs of the Company. For 6 years prior to joining the Company, Mr. Merriam worked for himself in consulting and managing the sales and marketing of food products companies producing products mainly in the United States and Mexico. Mr. Merriam also recently formed Internet Advisors Group, Inc. through which he has been consulting to the Company and operating as its General Manager.

         Mr. Dennis Schlagel has been President and a director of the Company since the sale of the Company's bagel business in April, 1999. Mr. Schlagel is semi-retired and lives from fall through spring near Hermosillo, Mexico. He devotes only part of his time to the affairs of the Company. Prior to joining the Company, Mr. Schlagel was from February, 1994, general manager of Beltropic, Inc., a Wyoming corporation engaged in farming and the produce
export, sales and distribution business in northern Mexico.   Prior to and
after serving in the Army in 1961, Mr. Schlagel attended Chico State College, California, and California Polytecnic, respectively.

         Mr. Daniel Thornton has been a director of the Company since October 1, 1999. From September 1996 to the present Mr. Thornton has been Chief Executive Officer of BioSynergy Natriceuticals, Inc., a supplier of raw materials and secondary ingredients to the dietary supplement industry.
For 2 years prior to September 1996, he was Chief Executive Officer of
Stevion Co.

         Directors occasionally consult on an informal basis and, under the Company's bylaws, are to meet formally for the annual meeting of directors.

Consultants

The following persons are employees of Web-Light Consulting and Design, Inc., the company upon which Web4boats.com is currently dependent for management of its website.

           Andre Delgado is the owner and founder of Web-Light Consulting & Design, Inc. Web-Light Consulting & Design is an Internet Service Provider specializing in web-site design, development, electronic commerce, database, website hosting, and RealAudio/Video solutions. In 1995 Andre Delgado founded Web-Light Consulting and Design to help companies and organizations take full advantage of the unparalleled opportunities provided by the World Wide Web. Web-Light is located in Ventura, California along Southern California's coastline. Web-Light maintains the latest in technology, presently utilizing Intel Pentium III servers running Windows NT and RealAudio/Video G2 connected to 2 redundant T1 Internet connections. Currently Web-Light is responsible for 8 daily Internet RealAudio Broadcasts with 53 others pending. Web-Light's client's range from small companies and non-profit organizations to publicly-traded companies, international radio networks, and presently includes a year 2000 Presidential Candidate. Web-Light provides each client with the personal attention that they need and deserve and Web-Light's success can be attributed to its outstanding customer service.

         Nicolaus Sommer is a Software Architect for Web-Light Consulting & Design. In 1999 Mr. Nicolaus Sommer joined the Web-Light Team to provide customers with the 3rd generation of Internet Software. Nicolaus Sommer is responsible for database design, development of robust server software for dynamic website content, website security, and system administration. In 1998 Mr. Sommer developed and implemented the NT Web Server System and E-commerce solutions into a UNIX server array at JetLink Systems, Ventura, California. Followed by custom website development for the JetLinkclient, "Golden West Dental". JetLink Systems is the biggest ISP in Ventura County. Mr. Sommer is the author of numerous technical feature films for the German Broadcast System (ARD and ZDF); former Partner/CTO of "Computer World" and owner of the ISP and software development company "Sycom Systems" in Germany. Mr. Sommer has 15+ years experience in software and project development using C, C++, Object Pascal, Java, Java Script, and Microsoft NT/Novell/UNIX System integration.

     IF WE ARE UNABLE TO ATTRACT, TRAIN AND RETAIN ADDITIONAL
HIGHLY QUALIFIED SALES AND MARKETING, MANAGERIAL AND
TECHNICAL PERSONNEL, OUR BUSINESS MAY SUFFER.

         The Company's future success depends on our ability to identify, hire, train and retain highly qualified sales and marketing, managerial and technical personnel. In addition, as we introduce new services we will need to hire additional personnel. Competition for such personnel is intense, and we may not be able to attract, assimilate or retain such personnel in the future.
The inability to attract and retain the necessary managerial, technical and sales and marketing personnel could have a material adverse effect on our business, results of operations and financial condition.

         Our business and operations are substantially dependent on the performance of our executive officers, and consultants, some of whom are contracted on an at-will basis and all of whom have worked together for only a short period of time. The Company utilizes the services of outside consultants and technical advisors.
               Page -32-

ITEM 6.  EXECUTIVE COMPENSATION

         None of the persons listed below was in an employment relationship with the Company in the fiscal year ended March 31, 1999. Mr. Blair J. Merriam, however, began a Common Stock and Common Stock option position in the Company in August, 1997. See "Certain Relationships and Related
Transactions" in Item 7, below.   The following tables contain compensation
data for the Chief Executive Officer and other named executive officers of the Company for the CURRENT fiscal year as of September 30, 1999, because none of the executive officers of the Company at March 31, 1999, is still with the Company and the compensation paid to the March 31, 1999, executive officers is the subject of the April 1, 1999, Stock Redemption and Employment Termination Agreement discussed in Item 7, below.

                                              Long Term Compensation
                                              ----------------------
                        Annual Compensation           Awards
                       ---------------------  ----------------------
Name                                 Other                Securities
And                                  Annual   Restricted  Under-       All Other
Principal                            Compen-  Stock       lying         Compen-
Position              Salary   Bonus sation   Awards      Options       sation

Blair J. Merriam    $120,000(1) -0-   -0-      $193,750(2) $ -0-           -0-
General Manager

Dennis Schlagel        -0-      -0-   -0-      $250,000       $-0-        -0-
President, Chief
Executive Officer,
Secretary, Treasurer,
Director
----------------

(1) Cash compensation is pursuant to an Agreement with Internet Advisors, Inc., which is 100% owned and operated by Mr. Merriam. This amount may be paid in "cash, stock or any combination thereof."

(2) Issued to Mr. Blair J. Merriam or companies over which he has 100% control and ownership. See "Security Ownership of Certain Beneficial Owners and Management" in Item 4, above and "Certain Relationships and Related Transactions" in Item 7, below.

(3) Mr. Schlagel received options for 500,000 shares on April 20, 1999. The exercise price of the options is $.50 per share and the market price of the Company's Common Stock on the date of grant was $.50 per share. See "Security Ownership of Certain Beneficial Owners and Management" in Item 4, above and "Certain Relationships and Related Transactions" in Item 7,
below.
----------------
                         Page -33-

         No other executive officer of the Company receives an annual salary and bonus in excess of $100,000.

EMPLOYMENT ARRANGEMENTS

         The Company has no employment agreements with any of its employees. The Company does, however, have two agreements with its consultants upon which it depends heavily for its day to day operations.

Internet Advisors Group, Inc.

         The Company engaged Internet Advisors Group, Inc. to set up its business operations and establish its website design parameters. See "Certain Relationships and Related Transactions" in Item 7, below.

Web-Light Consulting and Design, Inc.

         In July, 1999, the Company entered into an agreement with Web Light Consulting and Design, Inc. under which Web Light is to act as the designer and operator of Web4Boats.com's website. Web-Light contracted to design and build the Web4Boats.com website according to the Company's parameters for a flat fee, including computer hardware, of $63,920. Monthly fees, including Internet connection costs and technical maintenance, are $3,750 on a month to month basis. Full performance by Web-Light under the agreement should be completed by the end of February or March, 2000. Additional development of the site will be contracted as needed and affordable by Web4Boats.com. Web4Boats.com owns the website and related computer hardware. It could terminate its relationship with Web-Light at any time and move the related hardware to any other service provider.

STOCK OPTIONS AND WARRANTS

         None of the persons listed below was in an employment relationship with the Company in the fiscal year ended March 31, 1999. None of the current executive officers of the Company received options in the fiscal year completed March 31, 1999. Mr. Blair J. Merriam, however, first obtained Common Stock in the Company in August, 1997 and has since acquired a substantial holding of Common Stock and Common Stock options. The following table sets forth options awarded for the fiscal year as of September 30, 1999.

                                    INDIVIDUAL GRANTS
                    Number of       % of Total
                    Securities      Options
                    Underlying      Granted to
                    Options         Employees in    Exercise or Base  Expiration
Name                Granted (#)     Current Year    Price ($/sh)      Date

Dennis Schlagel       500,000           100%           $.50(1)         4/2/04

----------------
(1)      The market price on the date of grant was $.50.
----------------
                        Page -34-

         None of the persons listed below was in an employment relationship with the Company in the fiscal year ended March 31, 1999. Mr. Blair J. Merriam first obtained Common Stock in the Company in August, 1997, and has since acquired a substantial holding of Common Stock and
Common Stock options  See "Certain Relationships and Related
Transactions" in Item 7, below.   The following tables contain option data
for the Chief Executive Officer and other named executive officers of the Company for the current fiscal year as of September 30, 1999.

                     AGGREGATED OPTION EXERCISES IN CURRENT FISCAL YEAR
                        AS OF 9/30/99 AND OPTION VALUES AS OF 9/30/99
                                               Number of
                                               Securities          Value of
                                               Underlying          Unexercised
                                               Unexercised         In-the-Money
                                               Options at          Options at
                                               9/30/99             9/30/99(1)

                         Shares Acquired       Exercisable/        Exercisable/
Name                     on Exercised          Unexercisable       Unexercisable

Blair J. Merriam(2)          -0-            840,000/840,000         $-0-/$-0-

Dennis Schlagel              -0-            500,000/500,000         $-0-/$-0-

----------------
(1) Computed based on the differences between the fair market value on September 30, 1999, ($.4375 per share) and aggregate exercise prices.

(2) Mr. Blair J. Merriam first obtained Common Stock in the Company in August, 1997, and has since acquired a substantial holding of Common Stock and Common Stock options. See "Certain Relationships and
Related Transactions" in Item 7, below. Mr. Merriam exercised -0- options in the fiscal year ended March 31, 1999.
----------------

DIRECTORS COMPENSATION

         The Company's directors are reimbursed for expenses incurred on behalf of the Company. The company presently has no compensation plan for directors. In April, 1999, Mr. Daniel Thornton received 10,000 shares of Common Stock in consideration for consulting services prior to becoming a director of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

STOCK REDEMPTION AND EMPLOYMENT TERMINATION AGREEMENT

         For approximately 1 year and 7 months prior to April 1, 1999, the Company was in the bagel business operating a bagel bakery and delicatessen. The Company's board of Directors approved the sale of the Company's inventory and fixed assets for $120,000 on March 22, 1999. The Company ceased its business operations on March 25, 1999, and disposed of the assets subject to the sale on April 19, 1999.
                       Page -35-

         On April 1, 1999, all prior management involved in the bagel business of the Company was terminated pursuant to the Stock Redemption and Employment Termination Agreement. This Agreement is summarized as follows:

         The Agreement was between Mark J. Horne and the Company. Mr. Horne was at the time the Chief Executive Officer, President and sole Director of the Company. Under the Agreement, all Mr. Horne's ownership in the Company (1,215,000 shares of Common Stock) was redeemed for $121.50. Mr. Horne also relinquished all his options for Company stock. Mr. Horne resigned all his positions with the Company after appointing Dennis Schlagel as his replacement in all Mr. Horne's officer positions and as a Director. Mr. Horne also received a cash payment of $10,000. As part of the transaction, the Company changed its name to Windom, Inc. and conveyed to Mr. Horne the Internet domain name "Webboat.com . . . and all variations thereof which Mr.
Horne has reserved . . . ."  The Company received the rights to the domain names "Webbought.com and Webought.com and all legal rights to the name
'ebot'."

         Mr. Horne and his father, George F. Horne, canceled, relinquished and forgave all claims to accrued and unpaid compensation and indebtedness represented by their loans to the Company in the aggregate amount of $256,438.62. The Agreement also called for the Company to cancel its sponsorship agreement with race car driver, Arie Luyendyk, a friend of Mr. Horne. The Agreement contains mutual releases by each party of the other, and the Company indemnifies Mr. Horne for any losses related to the Company's breach of the Agreement or by reason of his relationship with the Company as an officer, director or shareholder.

         As a consequence of this Agreement, all of the executive compensation for the fiscal year ended March 31, 1999, was reversed.

INTERNET ADVISORS GROUP, INC. CONSULTING AGREEMENT

         On April 15, 1999, the Company entered into a 1 year consulting agreement with Internet Advisors Group, Inc. Internet Advisors is wholly owned and operated by Blair J. Merriam who at the time the Company entered into the Agreement was and who continues to be a major shareholder of the Company. See "Security Ownership of Certain Beneficial Owners and Management" in Item 4, above. The Agreement calls for Internet Advisors to provide the following services.

         Day to day management of the corporate affairs and business
         Liaison with website management firm
         Public relations advisor
         Planning, design, development, organization, writing and distributing the materials and content required to develop and maintain the website
         Liaison with attorneys and accountants regarding Filing of this Form
              10-SB
         Hiring and retaining outside consultants, outsource services and other service providers

Internet Advisors is to be paid $10,000 per month in "cash, stock, or any combination thereof" for these services. The agreement is month-to-month without mention of termination provision.

         On April 2, 1999, the Company issued 500,000 shares of Common Stock to Internet Advisors Group, Inc. for consulting services. The value of these shares at the date of issuance was $100,000.
                        Page -36-

ADDITIONAL TRANSACTIONS

         On September 24, 1997, the Company issued options for 140,000 shares of Common Stock to Spika Corporation for assistance in Company development. The options have an exercise price of $1.00 per share and expire September 4,
 2002. These options were valued at $140,000 based on the market price of the Company's Common Stock at the date of grant. Spika is 100% owned and operated by Blair J. Merriam, the Company's General Manager.

          On October 6, 1997, the Company issued 165,000 restricted shares of Common Stock to Spika Corporation for assistance in Company development.
The market value of these shares at the date of issuance was $165. Spika is 100% owned and operated by Blair J. Merriam, the Company's General Manager.

         On October 6, 1997, the Company issued 165,000 restricted shares of Common Stock to BJM, Inc. for assistance in Company development. The market value of these shares at the date of issuance was $165. BJM, Inc. is 100% owned and operated by Blair J. Merriam, the Company's General Manager.

         On December 30, 1997, the Company issued options for 500,000 shares of Common Stock to Spika Corporation for assistance in Company development. The options have an exercise price of $.50 per share and expire December 30, 2002. These options were valued at $31,250 based on the market price of the Company's Common Stock at the date of grant. Spika is 100% owned and operated by Blair J. Merriam, the Company's General Manager.

         On March 10, 1998, the Company issued options for 200,000 shares of Common Stock to Blair J. Merriam for marketing services. The options have an exercise price of $.50 per share and expire March 10, 2003. These options were valued at $62,500 based on the market price of the Company's Common Stock at the date of grant.

On April 6, 1999, the Company issued 10,000 shares of Common Stock to Daniel Thornton for consulting services prior to his becoming a director of the Company. These shares were valued at $3,128.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

         The Company is authorized to issue up to 100,000,000 shares of Common Stock, of which 4,683,460 shares were issued and outstanding as of September 30,1999 and 3,000,000 shares are reserved for issuance pursuant to the exercise of outstanding options, warrants or convertible preferred stock. Holders of Common Stock have no cumulative voting rights, and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of Common Stock have no preemptive or other rights to subscribe for shares.

PREFERRED STOCK

         The Company has 20,000,000 authorized preferred shares issuable in one or more series with rights and preferences as determined by the Board of Directors. As of November 23, 1999, the Board of Directors had authorized 10,000 as Series A Preferred Stock with the following rights and preferences:

         Series A Preferred Stock which, at the option of the holder thereof may, no sooner than one year after the purchase date, be converted into Common Stock at the conversion rate of one (1) share of Series A Preferred Stock into one-hundred (100) shares of Common Stock. One-million shares of the Corporation's Common Stock are reserved and issuable only in conversion
                              Page -37-

of the Series A Preferred Stock. Shares of Series A Preferred Stock that have been converted revert to the status of unissued and unclassified preferred shares and may be reissued as part of any future class of shares designated by the Board of Directors. The Series A Preferred Stock has antidilution provisions as to any stock split, stock dividend or similar action with respect to the Company's Common Stock. The shares have a liquidation preference of $100.00 per share without further participation in additional distributions. All other rights not specifically addressed in the designation are identical to those rights granted to common shareholders.

         All 10,000 shares of Series A Preferred Stock are held by one shareholder.

                                  PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND OTHER SHAREHOLDER MATTERS

        The Company's Common Stock trades under the symbol "EBOT" on the OTC Electronic Bulletin Board. Trading commenced in the second quarter of 1998. The following table sets forth the high and low bid prices per share of the Common Stock for the last two fiscal years as reported by the OTC Electronic Bulletin Board. These prices reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

                                          HIGH      LOW
          FISCAL 1997

First Quarter                             N/A       N/A
Second Quarter                            N/A       N/A
Third Quarter                            $2.50     $0.5625
Fourth Quarter                           $2.00     $0.1875

         FISCAL 1998

First Quarter                            $1.0625   $0.5625
Second Quarter                           $1.0625   $0.1875
Third Quarter                            $0.3125   $0.04
Fourth Quarter                           $0.875    $0.20

        FISCAL 1999

First Quarter                            $0.5625   $0.1875
Second Quarter                           $1.00     $0.50
Third Quarter                            $0.5625    $0.3125

         The Company has been informed by its transfer agent that as of January 12, 2000, there were approximately 163 record owners of its
Common Stock.

         The Company has not paid any dividends on its common Stock since inception. It is the present policy of the Company not to pay cash dividends and to retain future earnings to support the Company's growth. Any payment of cash dividends in the future will be dependent upon the amount of funds legally available therefor, the Company's earnings, financial condition, capital requirements and other factors that the Board of Directors may deem relevant. The Company does not anticipate paying any cash dividends in the foreseeable future.

OUR QUARTERLY FINANCIAL RESULTS ARE SUBJECT TO SIGNIFICANT
FLUCTUATIONS WHICH MAY MAKE IT DIFFICULT FOR INVESTORS TO PREDICT
OUR FUTURE PERFORMANCE.

         Our quarterly operating results may fluctuate due to many factors. Our expense levels are based in part on our expectations of future revenues which may vary significantly. We plan our business operations based on increased revenues and if our revenues do not increase faster than our expenses, our business, results of operations and financial condition will be materially and adversely affected. Other factors that may adversely affect our quarterly operating results include:

         (1) the announcement or introduction of new or enhanced sites, services and products by us or our competitors
         (2) general economic conditions and economic conditions specific to the Internet, online commerce or the boating and recreational equipment industry
         (3) a decline in the usage levels of online services and consumer acceptance of the Internet and commercial online services for the purchase of consumer products and services such as those offered by us
         (4) our ability to upgrade and develop our systems and infrastructure and to attract new personnel in a timely and effective manner
         (5) the level of traffic on our website and other sites that refer traffic to our website
         (6) technical difficulties, system downtime or Internet brownouts
         (7) the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure
         (8)  governmental regulation
         (9)  unforeseen events affecting the industry
                        Page -38-

ITEM 2.  LEGAL PROCEEDINGS

         None.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         (1) On August 22, 1997, the Company issued 450,000 shares of Common Stock in the merger with New York Bagel Exchange, Inc. ("NYBE") at the rate of one share of Company Common Stock for each share of NYBE. These shares were valued at $102,500.

         (2) On September 24, 1997, the Company issued options for 140,000 shares of Common Stock to Spika Corporation for Internet marketing consulting. The options have an exercise price of $1.00 per share and expire September 4, 2002. These options were valued at $140,000 based on the market price of the Company's Common Stock at the date of grant.

         (3) On October 6, 1997, the Company issued 165,000 shares of restricted Common Stock to Spika Corporation for assistance in development services. The market value of these shares at the date of issuance was $165.

         (4) On October 6, 1997, the Company issued 165,000 shares of restricted Common Stock to BJM, Inc. for assistance in development services. The market value of these shares at the date of issuance was $165.

         (5) On October 6, 1997 the Company issued 170,000 shares of restricted Common Stock to John Lusk in exchange for development services. These shares were valued at $170.

         (6) On October 10, 1997 the Company issued 250,000 shares of restricted Common Stock to Mark Horne as compensation. These shares were valued at $25,000. These shares were redeemed on April 1, 1999.

         (7) On October 10, 1997, the Company issued 250,000 shares of restricted Common Stock to George Horne reportedly as payment of a loan to the Company. These shares were valued at $25,000. These shares were canceled on April 1, 1999.

         (8) On October 10, 1997, the Company issued 10,000 shares of restricted Common Stock to Bob Clark in exchange for $7,500 cash.

         (9) On December 12, 1997 the Company issued 200,000 shares of restricted Common Stock to Bake It Again Sam as part of a merger transaction that was rescinded April 1, 1998. These shares were valued at $175,000.

         (10) On December 19, 1997, the Company issued 70,000 shares of restricted Common Stock to Ben Harris in exchange for management services. These shares were valued at $39,375.

         (11) On December 30, 1997, the Company issued options for 500,000 hares of Common Stock to Spika Corporation for Internet marketing consulting. The options have an exercise price of $.50 per share and expire December 30, 2002. These options were valued at $31,250 based on the market price of the Company's Common Stock at the date of grant.
                          Page -39-

         (12) On January 1, 1998 the Company issued 5,000 shares of restricted Common Stock to Dawn Estep in exchange for legal services. These shares were valued at $1,563.

         (13) On February 27, 1998, the Company issued 30,000 shares of restricted Common Stock to Ben Harris in exchange for management services. These shares were valued at $41,250.

         (14) On February 27, 1998, the Company issued 10,000 shares of restricted Common Stock to James Flaherty in exchange for management services. These shares were valued at $13,750.

         (15) On March 3, 1998, the Company issued 7,500 shares of restricted Common Stock to David Young in exchange for professional services. These shares were valued at $6,094.

         (16) On March 6, 1998, the Company issued 100,000 shares of restricted Common Stock to Rod Fong in exchange for legal services. These shares were valued at $81,125.

         (17) On March 6, 1998, the Company issued 45,000 shares of restricted Common Stock to Dawn Estep in exchange for professional services. These shares were valued at $36,563.

         (18) On March 10, 1998, the Company issued options for 200,000 shares of Common Stock to Blair J. Merriam for marketing services. The options have an exercise price of $.50 per share and expire on March 10, 2003. These options were valued at $62,500 based on the market price of the Company's Common Stock at the date of grant.

         (19) On June 10, 1998 the Company issued 150,000 shares of restricted Common Stock to E & E Consulting in exchange for consulting services. These shares were valued at $140,625.

         (20) On June 10, 1998 the Company issued 10,000 shares of restricted Common Stock to Diane Lalosh in exchange for legal services. These shares were valued at $9,375.

         (21) On September 30, 1998, the Company issued 500,000 shares of restricted Common Stock to Mark Horne as compensation. These shares were valued at $75,000. Thee shares were redeemed on April 1, 1999.

         (22) On September 30, 1998, the Company issued 500,000 shares of restricted Common Stock to Ted Kohn as compensation. These shares were valued at $43,125. These shares were redeemed in exchange for 10,000 shares described in item (33) below.

         (23) On September 30, 1998 the Company issued 20,000 shares of restricted Common Stock to Diane Lalosh in exchange for legal services. These shares were valued at $3,750.

         (24) On February 18, 1999, the Company issued 100,000 shares of restricted Common Stock to Arie Luyendyk in exchange for marketing services. These shares were valued at $62,500.

         (25) On February 27, 1999, the Company issued 20,000 shares of restricted Common Stock to Andrew Frisque in exchange for consulting services. These shares were valued at $20,000.

         (26) On April 2, 1999, the Company issued 500,000 shares of Common Stock to Internet Advisors Group, Inc. in exchange for Internet marketing consulting. These shares were valued at $100,000.

         (27) On April 6, 1999, the Company issued 300,000 shares of Common Stock to Spika Corporation in exchange for Internet marketing consulting. These shares were valued at $93,750.

         (28) On April 6, 1999, the Company issued 10,000 shares of Common Stock to Daniel Thornton in exchange for consulting services. These shares were valued at $3,125.

         (29) On April 6, 1999, the Company issued 190,000 shares of Common Stock to eight individuals in exchange for various legal and consulting services. These shares were valued at $59,375.

         (30) On April 20, 1999, the Company issued 500,000 shares of restricted Common Stock and options to acquire 500,000 shares of Common Stock at $.50 per share to Dennis Schlagel as compensation. The shares were valued at $250,000. The options expire April 2, 2004, and were valued at $-0- based on the market price at the date of award ($.50).

         (31) On April 22, 1999, the Company issued 100,000 shares of Common Stock to Equus Ranch, Inc. in exchange for cancellation of a promissory note. These shares were valued at $20,000.

         (32) On April 22, 1999, the Company issued 50,000 shares of Common Stock to Bill Robotham in exchange for cancellation of a promissory note. These shares were valued at $30,000.

         (33) On May 28, 1999, the Company issued 10,000 shares of restricted Common Stock to Ted Kohn as compensation and in exchange for the shares listed in item 22 above. These shares were valued at $3,125.

         (34) On August 13, 1999, the Company sold 10,000 shares of Series A Preferred Stock to one shareholder for $100,000 cash.

         The Company believes transactions (1) through (25), (30), (33) and (34) were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as privately negotiated, isolated, non-recurring transactions not involving any public solicitation. The purchasers in each case represented their intentions to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate restrictive legends are affixed to the stock certificates issued in such transactions. In addition, the purchases described in items (6), (20) and (30) were "accredited investors" (as that term is defined in Rule 501(a)(3) of Regulation D.

          The shares issued in items (26) through (29), (31) and (32) were issued pursuant to an offering under Rule 504 of Regulation D.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Delaware General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company may advance expenses in connection with defending any such proceeding, provided the indemnitee undertakes to pay any such amounts if it is later determined that such person was not entitled to be indemnified by the Company. The Company's Bylaws provide for indemnification of all directors, officers, and control persons.

         Insofar as indemnification by the Company for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to provisions of the Certificate of Incorporation and Bylaws, or otherwise, the Company has been advised that in the opinion of the
Securities and Exchange Commission, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of the
Company in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
========================
                                    PART F/S

                     WEB4BOATS.COM, INC.

                     FINANCIAL STATEMENTS

            Years Ended March 31, 1998 and 1999
==================

              INDEX TO FINANCIAL STATEMENTS

                                                          Page

Report of Independent Auditor                              2

Financial Statements
  Balance Sheets (Assets)                                  3
  Balance Sheets (Liabilities and Shareholders' Equity     4
  Statements of Income                                     5
  Statements of Cash Flows                                 6
  Statements of Shareholders' Equity                       7

Notes to Financial Statements                            8-12


======================
Report of Independent Auditor

October 29, 1999

To the Board of Directors and Shareholders of Web4Boats.com., Inc.:

I have audited the accompanying balance sheets of Web4Boats.com, Inc. as of March 31, 1998 and 1999, and the related statements of operations, cash flows, and shareholders' equity for each of the two years ended March 31, 1998 and 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of Web4Boats.com, Inc. as of March 31, 1998 and 1999, and the results of operations and their cash flows for each of the two years ended March 31, 1998 and 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Web4Boats.com, Inc. will continue as a going concern. As discussed in Note
7 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Carl S. Sanko
Carl S. Sanko
Chatsworth, California
                           Page FS-2-


                           Web4Boats.com, Inc.
                              Balance Sheets
                         March 31, 1998 and 1999

                                       March 31,        March 31,
                                         1998            1999
Assets

Current assets
  Cash                                   $     0          $    983
  Accounts receivable                      10,622            3,028
  Inventory                                 8,629            5,340
     Total current assets                  19,251            9,351


Property and equipment
  Furniture and fixtures                    2,808            2,808
  Equipment                               134,172          134,172
  Vehicles                                  2,371               0
  Leasehold improvements                  120,650          120,650
                                          260,001          257,630

  Accumulated depreciation               (180,677)        (229,900)
     Property and equipment, net           79,324           27,730

Other assets
  Deposits                                 17,826            6,316
       Total other assets                  17,826            6,316

Total assets                             $116,401         $ 43,397

              See accompanying notes to financial statements
                             Page FS-3-

                           Web4Boats.com, Inc.
                              Balance Sheets
                         March 31, 1998 and 1999

                                        March 31,      March 31,
                                          1998           1999
Liabilities and Shareholders' Equity
Current liabilities
  Cash deficit                     $     4,959         $     0
  Accounts payable                      24,028          65,070
  Accrued expenses                      19,023         307,888
  Accrued litigation settlement         42,500          42,500
Short-term borrowings                   50,000          50,000
     Total current liabilities         140,510         465,458


Commitments and contingencies
Shareholders' equity (deficit)
  Common stock, par value $.001,
     100,000,000 shares authorized,
     4,062,060 and 5,018,870 issued
     and outstanding at March 31, 1998
     and 1999, respectively                4,062             5,019
  Outstanding stock options              516,890           516,890
  Paid in capital                        660,675           833,468
  Accumulated deficit                 (1,205,736)       (1,777,438)
     Total shareholders' equity          (24,109)        ( 422,061)

Total liabilities and shareholders' equity  $116,401        $   43,397

              See accompanying notes to financial statements
                              Page FS-4-

                           Web4Boats.com, Inc.
                           Statements of Operations
               For the Years Ended March 31, 1998 and 1999

                                      Year Ended       Year Ended
                                       March 31,        March 31,
                                         1998              1999
Revenues                             $  640,747        $  554,451

Cost of sales                           267,061           203,152

Gross profit                            373,686           351,299

Operating expenses:
  Salaries                              232,197           221,663
  Marketing                             516,250           193,750
  General and administrative            497,040           507,588
Total operating expenses              1,245,487           923,001

Net loss                             $ (871,801)       $ (571,702)

Earnings per share, antidilutive     $  (.29)          $  (.13)

              See accompanying notes to financial statements
                             Page FS-5-


                           Web4Boats.com, Inc.
                         Statements of Cash Flows
               For the Years Ended March 31, 1998 and 1999

                                                Year Ended       Year Ended
                                                March 31,         March 31,
                                                   1998              1999
Cash flows from operating activities
  Net loss                                    $ (871,801)      $ (571,702)
  Adjustments to reconcile net loss to
     net cash used in operating activities
       Depreciation and amortization              73,964           50,606
       Common stock issued for services          219,845          173,750
       Stock options issued for services         516,250              0
       Loss on disposal of vehicle                   0                988
Changes in operating assets and
          liabilities
            Accounts receivable                  (9,767)           7,594
            Inventory                            (8,629)           3,289
            Prepaids                                647              0
            Accounts payable                      24,028           41,042
            Accrued expenses                      11,506          288,865
            Accrued litigation settlement        (17,000)             0
Net cash provided by (used in) operating
     activities                                  (60,957)          (5,568)

Cash flows from investing activities
  Purchases of property and equipment               (668)             0
  Deposits                                         4,000           11,510
Net cash provided by (used in) investing
activities                                         3,332           11,510

Cash flows from financing activities
  Proceeds from issuance of common stock           7,500              0
  Proceeds from issuance of debt                   42,463             0
  Net cash provided by (used in) financing
     activities                                    49,963             0

Net increase (decrease) in cash                    (7,662)           5,942

Cash, beginning of year                             2,703           (4,959)

Cash, end of year                               $  (4,959)       $     983

              See accompanying notes to financial statements
                              Page FS-6-

                           Web4Boats.com, Inc.
                    Statements of Shareholders' Equity
               For the Years Ended March 31, 1998 and 1999

                                              Year Ended       Year Ended
                                               March 31,        March 31,
                                                1998              1999
Preferred stock:
  Balance, beginning of year                $  285,000        $     0
  Converted to common stock                   (285,000)             0

     Balance, end of year                         0                0

Common stock and paid in capital:
  Balance, beginning of year                    28,155          664,737
  Converted from preferred stock               285,000              0
  Common stock issued                          351,582          173,750

     Balance, end of year                      664,737          838,487

Outstanding stock options:
  Balance, beginning of year                        0           516,890
  Stock options issued                          516,890              0

     Balance, end of year                       516,890          516,890

Accumulated deficit:
  Balance, beginning of year                   (333,935)      (1,205,736)
  Net loss                                     (871,801)        (571,702)

     Balance, end of year                    (1,205,736)      (1,777,438)

Total shareholders' equity                  $   (24,109)     $ (422,061)

              See accompanying notes to financial statements
                             Page FS-7-

                      NOTES TO FINANCIAL STATEMENTS

NOTE 1  Summary of significant accounting policies

Organization and business
Web4boats.com, Inc. ("the Company"), a Delaware Corporation, was incorporated
on February 4, 1994 as New York Bagel Exchange, Inc.   Commencing September
26, 1995, the Company has operated in the business of wholesale and retail sales of bagels, sandwiches, baked goods, specialty coffees and related items. On August 22, 1997, the Company acquired the net monetary assets of Windom, Inc., a non-operating public shell, resulting in the retirement of all the common and preferred shares of both companies, and the reissuance, by the Company, of 2,594,560 shares of common stock. The merger was accounted for, in substance, as a capital transaction rather than as a business combination. Subsequent to the merger, the Company continued its wholesale and retail operations. On January 26, 1999, New York Bagel
Exchange, Inc. changed its name to Webboat.com, Inc. Subsequent to fiscal 1999, on April 2, 1999, Webboat.com, Inc. changed its name to Windom.com, Inc. and on April 20, 1999, Windom.com, Inc. changed its name to Web4Boats.com, Inc.

Inventory
The Company does not maintain material quantities of inventory because of its general perishable nature and the liquidity of its products. Inventory at year end is stated at cost, which approximates market, on a first-in, first-out basis.

Property and equipment
Equipment is recorded at cost and is depreciated over estimated useful lives of three years using the straight-line method. Leasehold improvements are recorded at cost and are amortized over the lesser of the estimated useful lives of the property or the lease term using the straight-line method.

Income taxes
The Company has net operating loss carryforwards from years 1997 and earlier of approximately $188,000 and $94,000 for federal and California state tax purposes, respectively. With additional losses for fiscal years 1998 and 1999, the Company has total net operating loss carryforwards at March 31, 1999 of approximately $1,650,000 and $825,000 for federal and California state tax purposes, respectively. A deferred asset for these amounts has not been accrued due to the uncertain nature of its being realized. Net operating loss carryforwards begin to expire in fiscal year 2011.
                            Page FS-8-

Earnings per share
The computation of loss per share of common stock is based on the weighted average number of shares outstanding during each fiscal year.

NOTE    2  Shareholders' equity
Compensatory stock issuance
During fiscal year 1998, the Company received professional and legal services valued at $219,845 in exchange for common stock. During fiscal 1999, the Company received salary compensation of $43,125, and professional services valued at $173,750 in exchange for common stock. Additionally and prior to a public market for the stock, the Company issued 500,000 shares in fiscal year 1998 (including 165,000 shares to a related party), with a charge to paid in capital for par value of the shares, for services related to getting the Company on the Electronic Bulletin Board operated by the National Association of Securities Dealers, Inc.

Stock options
During fiscal year 1998, the Company recorded a charge to operations of $516,250 for marketing and other services in exchange for issuance of stock options.
The value for such services was computed as the difference between the quoted market price at the option's measurement date and the option price. All options were exercisable at time of grant and no options have been exercised as of March 31, 1999. The number of shares represented by stock options outstanding at both March 31, 1998 and 1999 are 1,500,000 shares with an option price of $.50 to $1.00 per share, and $1,000,000 in total, and with a market price at date of grant of $.56 to $2.00 per share, and $1,687,500 in total. Outstanding options expire on various dates from September 24, 2002 to March 10, 2003. Amounts recorded as stock options will be, upon exercise, reclassified to common stock and paid in capital.

Comprehensive income
The Company has adopted early application of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", effective for fiscal years beginning after December 15, 1997. The term "comprehensive income", as used in SFAS 130, includes net income plus all other components of comprehensive income such as revenues, expenses, gains, and losses that are included in comprehensive income, but not in net income in accordance with generally accepted accounting principles. Since the Company has no components of comprehensive income for fiscal years 1998 and 1999 other than net income, it has no comprehensive income to report for those years.
                            Page FS-9-

NOTE    3  Related parties
Short term borrowings
At March 31, 1998 and March 31, 1999, the Company had unsecured promissory notes, inclusive of accrued interest, of $52,638 and $57,713, respectively, payable to two shareholders. The notes bear annual interest at rates of 10% to prime plus two percent. The notes were exchanged for 150,000 shares of stock in April, 1999.

Stock options
Represented in outstanding stock options at March 31, 1998 and 1999 are 680,000 shares to related parties.

NOTE    4  Statements of Cash Flows
Financial instruments
The Company considers all liquid interest-earning investments with a maturity of three months or less at the date of purchase to be cash equivalents.

Noncash transactions
In fiscal year 1998, the Company issued 200,000 shares of its common stock to an officer as compensation for services accrued as of March 31, 1997, and 95,000 shares to a private lender in cancellation of $75,000 in debt.

Interest paid
In fiscal years 1998 and 1999, the Company charged to operations interest expense of $2,638 and $5,075, respectively. No interest was paid for either fiscal year.

NOTE    5  Commitments and Contingencies
Lease commitments
The Company leases its facility under a long-term operating lease. Rent expense for fiscal years 1998 and 1999 was approximately $38,000 and $40,000, respectively. Future minimum lease payments total $45,000 for fiscal 2000, with the lease expiring on March 31, 2000. Subsequent to March 31, 1999, the Company assigned its lease to a buyer of its business assets. The assignment was with recourse in that the Company is responsible if the new lessee fails to make lease payments.

Litigation
During fiscal 1999, a lawsuit was filed against the Company in which the plaintiff, a former officer, claimed breach of employment contract related to fiscal year 1998. Subsequent to March 31, 1999, the dispute was settled for $42,500. The unpaid settlement amount is accrued as of March 31, 1998 and 1999.
                         Page FS-10-

NOTE    6  Subsequent Events
Disposal of operating assets
On March 22, 1999, the Board of Directors approved sale of the Company's inventory and fixed assets for $120,000. The Company ceased its business operations on March 25, 1999. The actual disposal date of assets subject to the sale was on April 19, 1999. A gain of approximately $72,000 resulted upon the disposition. Per Accounting Principles Board opinion No. 30, since the disposal date occurred subsequent to fiscal year 1999, the gain is to be recognized when realized, which will be in fiscal year 2000.

Nature of subsequent operations
During fiscal year 1999, the Company began making plans to develop a commercial internet site in which boat dealers, marinas, individual buyers and sellers would come to advertise sales and services related to the boating industry. Included in accrued payables at March 31, 1999, is $256,250 of marketing, consulting and other services provided to the Company in fiscal 1999 and related to development of the Company's new business operations.

In April, 1999, the Company issued 1,000,000 shares of its common stock as full payment for these services. Subsequently, the Company has continued to invest substantially in website development and related costs. The Company expects, as a going concern, to realize future benefits from these costs. However, all such development costs are expensed as incurred.

Stock redeemed and issued Subsequent to March 31, 1999, the Company contractually redeemed, at par value, 1,215,000 shares of common stock, representing all the outstanding stock held by a former officer of the Company. The Company then issued 500,000 shares of restricted common stock and stock options representing 500,000 shares of common stock to a new officer as consideration for future services to be rendered.

Issuance of preferred stock
In June, 1999, the Company authorized the issuance of 20,000,000 shares of $.001 par value, preferred stock. In August, 1999, 10,000 shares of preferred stock was designated as Series A preferred stock with conversion rights of one share of Series A preferred to 100 shares of common stock. Subsequently, the 10,000 shares of Series A preferred was sold for $100,000 to a related party.

NOTE    7  Going concern
The Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. As a result of not being able to meet its obligations as they became due, the Company saw no alternative but to sell its operating assets, as
                         Page FS-11-

described in Note 6 above.   Note 6 also describes management's plans in
regard to perpetuating its existence through new operations related to internet marketing and the boating industry. The Company has the ability to raise funds through the public equity market and, as stated in Note 6, has raised substantial funds from a related party in the private sector as well. While such plans and fundraising ability seem to mitigate the effect of prior years losses and deficits, the Company is essentially only beginning to market in a new industry. The inability to assess the likelihood of the effective implementation of management's plans in this new environment also raises substantial doubt about its ability to continue as a going concern.
                            Page FS-12-

=====================
                           Web4Boats.com, Inc.
                              Balance Sheets
                       September 30, 1998 and 1999

                                         September 30,    September 30,
                                           1998               1999
Assets

Current assets
  Cash                                 $   9,037          $ 41,349
  Accounts receivable                     25,824             3,028
  Inventory                                8,629               0
     Total current assets                 43,490            44,377


Property and equipment
  Furniture and fixtures                   2,808                0
  Equipment                              134,172             31,160
  Leasehold improvements                 120,650                0
                                         257,630             31,160
  Accumulated depreciation              (204,597)          (  1,243)
     Property and equipment, net          53,033             29,917

Other assets
  Deposits                                17,826                0
  Trademarks, net                            0               12,144
       Total other assets                 17,826             12,144


Total assets                          $  114,349           $ 86,438

                   See Accountant's compilation report
                               Page FS-13-

                           Web4Boats.com, Inc.
                              Balance Sheets
                       September 30, 1998 and 1999

                                          September 30,    September 30,
                                            1998                  1999
Liabilities and Shareholders' Equity
Current liabilities
  Accounts payable                      $   50,425         $    1,088
  Accrued expenses                          57,521              2,378
  Accrued litigation settlement             42,500             42,500
  Short-term borrowings                     50,000             36,000
     Total current liabilities             200,446             81,966


Shareholders' equity (deficit)
  Preferred stock, par value $.001,
     20,000,000 shares authorized,
     0 and 10,000 issued and
     outstanding at September 30, 1998
     and 1999, respectively                    0                  10
  Common stock, par value $.001,
     100,000,000 shares authorized,
     4,742,060 and 4,683,460 issued
     and outstanding at September 30, 1998
     and 1999, respectively                  4,742               4,683
  Outstanding stock options                516,890             516,890
  Paid in capital                          813,745           1,282,011
  Accumulated deficit                   (1,421,474)         (1,799,122)
     Total shareholders' equity           ( 86,097)              4,472

Total liabilities and shareholders'
  equity                                $  114,349            $ 86,438

                   See Accountant's compilation report
                            Page FS-14-

                           Web4Boats.com, Inc.
                           Statements of Operations
           For the Six Months Ended September 30, 1998 and 1999

                                        Six Months Ended  Six Months Ended
                                          September 30,     September 30,
                                              1998              1999
Revenues                                $  333,368          $    3,770

Cost of sales                              118,738                 0

Gross profit                               214,630               3,770

Operating expenses:
  Salaries                                  89,474              31,250
General and administrative                 340,894              66,084
Total operating expenses                   430,368              97,334

Loss from operations                      (215,738)           ( 93,564)

  Gain on disposed operations                  0                71,880

Net loss                                $ (215,738)         $ ( 21,684)

Earnings per share, antidilutive          $ (.05)              $ (.01)

                   See Accountant's compilation report
                               Page FS-15-

                           Web4Boats.com, Inc.
                         Statements of Cash Flows
               For the Years Ended September 30, 1998 and 1999

                                       Six Months Ended     Six Months Ended
                                          September 30,       September 30,
                                              1998                1999
Cash flows from operating activities
  Net loss                                  $ (215,738)      $ (21,684)
  Adjustments to reconcile net loss to
     net cash used in operating activities
       Depreciation and amortization            25,303           1,449
       Common stock issued for services        153,750          31,250
       Stock options issued for services           0           (71,880)
       Loss on disposal of vehicle                 988             0
Changes in operating assets and liabilities
            Accounts receivable                (15,202)            0
            Inventory                              0             5,340
            Accounts payable                    26,397         (63,982)
            Accrued expenses                    38,498          11,578
            Short-term borrowings                  0           (14,000)

Net cash provided by (used in) operating
     activities                                 13,996        (121,929)

Cash flows from investing activities
   Sale of business operations                     0            99,610
   Purchase of fixed assets                        0           (31,160)
   Purchases of trademarks                         0           (12,350)
   Deposits refunded                               0             6,316
Net cash provided by (used in) investing
activities                                         0            62,416

Cash flows from financing activities
  Proceeds from issuance of preferred stock        0           100,000
  Payment to redeem common stock                   0              (121)
                                             ------          ----------
  Net cash provided by (used in) financing
     activities                                    0            99,879

Net increase (decrease) in cash               13,996            40,366

Cash, beginning of year                       (4,959)              983

Cash, end of year                            $ 9,037       $    41,349

              See Accountant's Compilation Report
                              Page FS-16-
=======================
                                    PART III

ITEM 1.   EXHIBITS

         The following exhibits are filed as part of the Registration
Statement:

EXHIBIT NO.             IDENTIFICATION OF EXHIBIT

2(1)     Articles of Incorporation and amendments thereto.

2(2)     By-laws

6(1)     9/27/97 Option to Beltropic to acquire 180,000 shares of Common
         Stock

6(2)     9/27/97 Option to Latin Foods, Inc. to acquire 180,000 shares of
         Common Stock

6(3)     9/27/97 Option to Spika Corporation to acquire 140,000 shares of
         Common Stock

6(4) 12/30/97 Option to Spika Corporation to acquire 500,000 shares of Common Stock

6(5)     3/10/98 Option to Blair J. Merriam to acquire 200,000 shares of
         Common Stock

6(6)     3/10/98 Option to James A. Merriam to acquire 200,000 shares of
         Common Stock

6(7)     3/10/98 Option to Latin Foods, Inc. to acquire 100,000 shares of
         Common Stock

6(8)     4/2/99 Option to Dennis Schlagel to acquire 500,000 shares of
         Common Stock

6(9)     4/1/99 Stock Redemption and Employment Termination Agreement
                              Page -42-

6(10)    Consulting Agreement Between Web4Boats.com and Internet Advisors
         Group, Inc.

6(11)    Web4Boats.Com - Phase 1 Agreement

6(12)    Web4Boats.com/Luvia.com Proposal

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     WEB4BOATS.COM, INC.


Dated: January 18, 2000               By:/s/ Dennis Schlagel
                                   ---------------------------------------
                                    Dennis Schlagel, President, Chairman of
                                    the Board of Directors



Exhibit 2.1

ARTICLES OF INCORPORATION OF WINDOM, INC.

The undersigned natural person, being more than eighteen (18) years of age, acting as incorporator in order to organize and establish a corporation under and pursuant to the General
Corporation Law of the State of Delaware, as amended, does hereby adopt the following Articles of Incorporation:

ARTICLE I

Name

The name of the corporation is Windom, Inc.

ARTICLE II

Period of Duration

The period of duration of the corporation shall be perpetual, unless dissolved according to law.

ARTICLE III

Purpose

The purpose for which the corporation is organized is to transact any lawful business or to conduct any activity in which a corporation may lawfully engage under the General Corporation Law of the State of Delaware, as amended.

ARTICLE IV

Rights, Powers and Privileges

In furtherance of the foregoing purpose and in furtherance of the conduct of all of its business and affairs, the corporation shall have and may exercise all the rights, powers and privileges now or hereafter conferred upon corporations organized under the General Corporation Law of the State of Delaware, as amended, and all other rights, powers and privileges of any kind whatsoever which are necessary, suitable or proper for the accomplishment of its corporate purpose.

ARTICLE V

Capital

1. Authorized Shares. The aggregate number of shares which the corporation shall have the authority to issue is one hundred million (100,000,000) shares of common stock, each with a par value of one-tenth cent ($.001) per share.

The shares of said stock may be issued from time to time by the board of directors of the corporation for cash, services rendered, property or such other consideration as the board of directors may determine, and in all cases shall be deemed fully paid and non-assessable. The judgment of the board of directors as to the adequacy of any consideration received for any shares, options or any other securities which the corporation may at any time be authorized to issue or sell or otherwise dispose of shall be conclusive in the absence of fraud, subject to the provisions of these Articles of Incorporation.

Each and every share of stock shall be equal and without preference or classification as between such shares of stock. None of such shares of stock shall, in the hands of any person whomsoever, render such person liable to pay any assessment or any obligation or payment on account of the debts or obligations of the corporation.

2. No Cumulative Voting. Each shareholder of record shall have one vote for each share of stock standing in his name on the books of the corporation. Cumulative voting shall not be allowed in the election of directors or for any other purpose.

3. No Preemptive Rights. No shareholder of the corporation shall have any preemptive or similar right to acquire or subscribe for: any additional, unissued or treasury shares of stock; other securities of any class; rights, warrants, or options to purchase stock; or, securities of any kind convertible into stock or carrying stock purchase warrants or privileges.

4. Warrants. The board of directors may create and issue at any time, whether or not in connection with the issuance and sale of any shares or securities, rights or options entitling the holders thereof to purchase shares of the capital stock of the corporation. The form of such rights or options, the terms upon which they shall be issued, the price of the shares to be purchased upon the exercise thereof, and the time of exercise shall be determined by the board of directors.

5. Transfer Restrictions. The board of directors may restrict the transfer of the corporation's stock by giving the corporation or any other person "first right of refusal to purchase" the stock, by making the stock redeemable, or by restricting the transfer of the stock under such terms and in such manner as the directors may deem necessary and which is not inconsistent with the laws of the State of Delaware. Any stock so restricted must carry a conspicuous legend noting the restriction and the place where such restriction may be found in the records of the corporation.

6. Distributions. The board of directors may from time to time distribute to the shareholders, as a dividend or in partial liquidation, out of either stated capital or surplus capital of the corporation, a portion of its assets, in cash or property, subject to the limitations contained in the laws of Delaware.

ARTICLE VI

Shareholder Voting

At all meetings of shareholders, one-third (1/3) of the shares entitled to vote at such meeting represented in person or by proxy shall constitute a quorum. At any meeting at which a quorum is present, the affirmative vote of a majority of the shares represented at such meeting and entitled to vote on the subject matter shall be the act of the shareholders; except that the following actions shall require the affirmative vote or concurrence of a majority of all of the outstanding shares of the corporation entitled to vote thereon: (1) adopting an amendment to these Articles of Incorporation; (2) lending money to, guaranteeing the obligations of, or otherwise assisting any of the directors of the corporation; (3) authorizing the sale, lease, exchange, or other disposition of all or substantially all of the property and assets of the corporation, with or without its goodwill, not in the usual and regular course of business;
(4) approving a plan of merger or consolidation; (5) adopting a resolution submitted by the board of directors to dissolve the corporation; (6) adopting a resolution submitted by the board of directors to revoke voluntary dissolution proceedings; and (7) any other action which the General Corporation Law of the State of Delaware, as amended, requires to be approved by the shareholders.

ARTICLE III

Registered Owner of Stock

The corporation shall be entitled to treat the registered holder of any shares of the corporation as the owner thereof for all purposes, including all rights deriving from such shares; and shall not be bound to recognize any equitable or other claim to, or interest in, such shares or rights deriving from such shares, on the part of any other person, including but without limiting the generality hereof, a purchaser, assignee or transferee of such shares or rights deriving from such shares, unless and until such purchaser, assignee, transferee or other person becomes the registered holder of such shares, whether or not the corporation shall have either actual or constructive notice of the interest of such purchaser, assignee, transferee or other person. The purchaser, assignee, or transferee of any of the shares of the corporation shall not be entitled: to receive notice of the meetings of the shareholders; to vote at such meetings; to be paid dividends or other sums payable to shareholders; or, to own, enjoy or exercise any other property or rights deriving from such shares against the corporation, until such purchaser, assignee, or transferee has become the registered holder of such shares.

ARTICLE VIII

Board of Directors
1. Number of Directors. The number of directors shall be at least three; except that there need be only as many directors as there are, or initially will be, shareholders (if the outstanding shares are, or initially will be, held of record by fewer than three shareholders). Subject to this limitation, the number of directors shall be fixed in accordance with the bylaws.

2. Initial Board of Directors. The initial board of directors shall consist of three (3) members.

The names and addresses of the persons who are to serve as directors of the corporation until the first annual meeting of shareholders, and until their successors shall be elected and shall qualify, are as follows:

Name                               Address

Diane Pankovcin                    818 Fifth Avenue, Suite 303
                                   San Rafael, California 94901

John Mohalley                      818 Fifth Avenue, Suite 303
                                   San Rafael, California 94901

Lisa Row                           818 Fifth Avenue, Suite 303
                                   San Rafael, California 94901

ARTICLE IX

Provisions for Regulation of the Internal Corporate Affairs

The following provisions are inserted for the management of the business and for the regulation of the internal affairs of the corporation, and the same are in furtherance of and not in limitation or exclusion of the powers conferred by law.

1. Bylaws. The board of directors shall have the power to adopt, alter, amend or repeal, from time to time, such bylaws as it deems proper for the management of the affairs of the corporation. Such bylaws shall not be inconsistent with these Articles of Incorporation and the General Corporation Law of the State of Delaware, as amended.

2. Compensation to Directors. The board of directors is authorized to make provisions for reasonable compensation to its members for their services as directors. Any director of the corporation may also serve the corporation in any other capacity and receive compensation therefor in any form.

3. Conflicts of Interest. No contract or other transaction between the corporation and any other person, firm, partnership, corporation, trust, joint venture, syndicate or other entity shall be in any way affected or invalidated solely by: (a) the fact that any director or officer of the corporation is pecuniarily or otherwise interested in, or is a director, officer, shareholder, employee, fiduciary or member of such other entity; or (b) the fact that any director or officer individually, or jointly with others, or any entity in which any director or officer is in any way interested, may be a party to or may be interested in a contract or other transaction of the corporation.

4. Corporate Opportunities. The officers, directors and other members of management of the corporation shall be subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the corporation has expressed an interest as determined from time to time by the board of directors as evidenced by resolutions appearing in the corporation's minutes. When such areas of interest are delineated, all such business opportunities within such areas of interest which come to the attention of the officers, directors and other members of management shall be disclosed promptly to the corporation and made available to it. The board of directors may reject any business opportunity presented to it, and thereafter each officer, director or member of management may avail himself of such opportunity. Until such time as the corporation, through its board of directors, has designated an area of interest, the officers, directors and other members of management shall be free to engage in that area of interest on their own; and this doctrine shall not limit the rights of any officer, director or other member of management to continue a business existing prior to the time that such area of interest is designated by the corporation. This provision shall not be construed to release any employee of the corporation (other than an officer, director or member of management) from duties which he may have to the corporation.

5. Indemnification. The corporation shall indemnify each incorporator, director and officer, and their heirs, executors, personal representatives and administrators to the fullest extent allowed by the laws of Delaware.

ARTICLE X

Registered Office and Agent

The address of the initial registered office of the corporation is Suite 600, One Commerce Center, 12th & Orange Streets, Wilmington, New Castle County, Delaware 19801, and the name of the initial registered agent of the corporation at such address is Agents and Corporations, Inc. Either the registered office or agent may be changed in the manner permitted by law.

ARTICLE XI

Incorporator

The name and address of the incorporator of the corporation is as follows:
Name                      Address
Florence L. Valastiak     1625 Broadway, Suite 770
                          Denver, Colorado 80202

IN WITNESS WHEREOF, I, the undersigned, being the incorporator designated in Article XI above, have executed these Articles of Incorporation in duplicate on January 13, 1988.

/s/ Florence L. Valastiak

STATE OF COLORADO
                           ss.
CITY AND COUNTY OF DENVER

I, Catherine S. Morrison, a Notary Public, hereby certify that Florence L. Valastiak, known to me to be the person whose name is subscribed to the foregoing Articles of Incorporation, appeared before me this day in person and being by me first duly sworn, acknowledged and declared that she signed said Articles of Incorporation as her free and voluntary act and deed for the uses and purposes therein set forth and that the statements therein contained are true.

Witness my hand and notarial seal this 13th day of January, 1988.

My commission expires: September 23, 1991.


/s/ Catherine S. Morrison
Notary Public

(Notary Seal)

===============

Certificate for Renewal and Revival of Charter

Windom, Inc., a corporation organized under the laws of Delaware, the charter of which was voided for failure to file completed tax report, now desires to procure a restoration, renewal and revival of its charter, and hereby certifies as follows:

1. The name of this corporation is Windom, Inc.

2. Its registered office in the State of Delaware is located at Twelfth and Orange Streets, One Commerce Center, Suite 600, City of Wilmington, Delaware 19899-0511, County of New Castle. The name of its registered agent is Agents and Corporations, Inc.

3. The date of filing of the original Certificate of Incorporation in Delaware was January 19, 1988.

4. The date when restoration, renewal, and revival of the charter of this company is to commence is on the 29th day of February
1996, same being prior to the date of the expiration of the charter. This renewal and revival of the charter of this corporation is to be perpetual.

5. This corporation was duly organized and carried on the business authorized by its charter until the 1st day of March A.
D. 1996, at which time its charter became inoperative and void for failure to file completed tax report and this certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware,

IN TESTIMONY WHEREOF, and in compliance with the provisions of
Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension and restoration of charters, Diane M. Lalosh, the last and acting President Secretary of Windom, Inc., have hereunto set her hands to this certificate this 15th day of August 1997.


/s/ Diane M. Lalosh
Diane M. Lalosh
Last and Acting President and Secretary

================

CERTIFICATE OF MERGER OF NEW YORK BAGEL EXCHANGE, INC.
INTO WINDOM, INC.

The undersigned corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the name and state of incorporation of each of the constituent corporations of the merger is as follows:

NAME                               STATE OF INCORPORATION

Windom, Inc.                       Delaware
New York Bagel Exchange, Inc.      Delaware

SECOND: That a plan and agreement of merger between the parties to the merger has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with the requirements of Section 251 of the General
Corporation Law of the State of Delaware.

THIRD: That the surviving corporation of the merger is Windom, Inc.

FOURTH: That the surviving corporation has changed its name to New York Bagel Exchange, Inc.

FOURTH: (sic) That the certificate of incorporation of Windom, Inc., a Delaware corporation, now New York Bagel Exchange, Inc., the surviving corporation, shall be the certificate of incorporation of the surviving corporation.

FIFTH: That the executed plan and agreement of merger is on file at the principal place of business of the surviving corporation. The address of the principal place of business of the surviving corporation is 21059 Victory Blvd., Canoga Park California 91303.

SIXTH: That the copy of the plan and agreement of merger will be furnished by the surviving corporation, on request and without cost to any stockholder of any constituent corporation.

New York Bagel Exchange, Inc.

BY: /s/ Mark J. Horne
President

ATTEST:

BY /s/ Mark J. Horne
Secretary

===============

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

Windom, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Windom, Inc., a reso1ution was duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered
"I" so that, as amended said Article shall be and read as follows:

"ARTICLE I

Name

The name of the corporation is New York Bagel Exchange, Inc."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Windom, Inc. has caused this certificate to be signed by Mark J. Horne, its authorized officer, this 22nd day of August 1997,

By: /s/ Mark J. Horne
Mark J. Horne, President

=================

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

New York Bagel Exchange, Inc. a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of New York Bagel Exchange, Inc., a reso1ution was duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered
"I" so that, as amended, said Article shall be and read as follows:

"ARTICLE I

The name of the corporation is Webboat.com, Inc."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said New York Bagel Exchange, Inc. has caused this certificate to be signed by Mark J. Horne, its authorized officer, this 26th day of January 1999.

By

 /s/ Mark J. Horne, CEO
Mark J. Horne, Chief Executive Officer

================

STATE OF DELAWARE CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

Webboat.Com, Inc. a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Webboat.Com, Inc. reso1utions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered
"I" so that, as amended, said Article shall be and read as follows:

The name of the corporation is Windom.Com, Inc.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said Webboat.Com, Inc. has caused this certificate to be signed by Dennis Schlagel this 2nd day of April
1999.

By

/s/ Dennis Schlagel
Authorized Officer
Name: Dennis Schlagel
            Print or Type
Title: Chairman, C.E.O. & Secretary

===================

STATE OF DELAWARE CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

Windom.com, Inc. a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,
DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Windom.com, Inc. reso1utions were adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the certificate of Incorporation of this corporation be amended by changing the Article thereof numbered
"1" so that, as amended, said Article shall be and read as follows: Web4Boats.com, Inc.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said Windom.com, Inc. has caused this certificate to be signed by Dennis Schlagel this 20th day of April 1999.

By: /s/ Dennis Schlagel
(Authorized Officer)

Name: Dennis Schlagel
       Print or Type

Title: Chairman, C.E.O. & Secretary

================

STATE OF DELAWARE CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

Web4Boats.com, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the board of directors of Web4Boats.com, Inc., resolutions were adopted setting forth proposed amendments to the Certificate of Incorporation of said corporation declaring said amendments to be advisable and calling for the solicitation consent to such amendments without a meeting of the stockholders of said corporation pursuant to Section 228 of the General Corporation Law of the State of Delaware. The resolution setting forth the proposed amendments is as follows:

RESOLVED: that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered
"ARTICLE V, Section 1" so that, as amended, said Article shall be and read as follows:

ARTICLE V

Capital

1. Authorized Shares. The aggregate number of shares which the corporation shall have the authority to issue is one-hundred-twenty-million (120,000,000), of which one-hundred-million (100,000,000) shares shall be common stock, each with a par value of one-tenth-cent ($.001) per share and twenty-million (20,000,000) shall be Preferred Shares, each with a par value of one-tenth cent ($.001) per share.

The corporation may divide and issue the Preferred Shares in series. Preferred Shares of each series when issued shall be designated to distinguish it from the shares of all other series. The board of directors is hereby expressly vested with the authority to divide the class of Preferred Shares into series and to fix and determine the relative rights and preferences of the shares of any such series so established to the full extent permitted by these Articles of Incorporation and the laws of the State of Delaware in respect of the following:

(a) The number of shares to constitute such series, and the distinctive designations thereof;

(b) The rate and preference of dividends, if any, the time of payment of dividends, whether dividends are cumulative and the date from which any dividend shall accrue;

(c) Whether shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption;
(d) The amount payable upon shares in event of involuntary liquidation;

(e) The amount payable upon shares in event of voluntary liquidation;

(f) Sinking fund or other provisions, if any, for the redemption or purchase of shares;

(g) The terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion;

(h)  Voting powers, if any; and

(i) Any other relative rights and preference of shares of such series, including, without limitation, any restriction on an increase in the number of shares of any series theretofore authorized and any limitation or restriction of rights or powers to which shares of any future series shall be subject.

The shares of common and Preferred stock may be issued from time to time by the board of directors of the corporation for cash, services rendered, property or such other consideration as the board of directors may determine, and in all cases shall be deemed fully paid and non-assessable. The judgement of the board of directors as to the adequacy of any consideration received for any shares, options or any other securities which the corporation may at any time be authorized to issue or sell or otherwise dispose of shall be conclusive in the absence of fraud, subject to the provisions of these Articles of Incorporation.

Each and every share of stock within a class without series or within a series of a class with series shall be equal and without preference or classification as between such shares of stock. None of such shares of stock shall, in the hands of any person whomsoever, render such person liable to pay any assessment or any obligation or payment on account of the debts or obligations of the corporation.

SECOND: That thereafter, pursuant to resolution of its board of directors, consent of the stockholders of said corporation was duly sought pursuant to which the necessary number of shares required by statute were voted in favor of the amendments.

THIRD: That said amendments were duly adopted in accordance with the provisions of Sections 242 and 228 of the General Corporation
Law of the State of Delaware.

FOURTH: That notice to all of the corporation's shareholders was sent pursuant to Section 228 of the General Corporation Code of the State of Delaware.

FIFTH: That the capital of said corporation shall not be reduced under or by reason of said amendments.

IN WITNESS WHEREOF, said Web4Boats.com, Inc. has caused this certificate to be signed by Dennis Schlagel, Authorized Officer, this 16th day of June, 1999.

By:     /s/ Dennis Schlagel
      Dennis Schlagel, Chairman of the Board,
      Chief Executive Officer and Secretary

================

STATE OF DELAWARE
DESIGNATION OF RIGHTS AND PREFERENCES
OF SERIES A PREFERRED STOCK OF
WEB4BOATS.COM, INC.

Pursuant to Section 151 of the Delaware Corporation Law and Article V, Section 1 of its Articles of Incorporation, the Board of
Directors of Web4Boats.com, Inc. hereby designates a portion of its 20,000,000 authorized Preferred Shares as Series A Preferred Stock as follows:

The class of stock shall be designated as Series A Preferred Stock.

Such Series A Preferred Stock shall consist of 10,000 shares of the authorized Preferred Shares.

Such Series A Preferred Stock, at the option of the holder thereof may, no sooner than one year after the purchase date, be converted into the common stock of the Corporation upon the following terms:

(a) Any holder of such Series A Preferred Stock desiring to avail himself or herself of the option for conversion of his or her stock shall deliver, duly endorsed in blank, the certificates representing the stock to be converted to the Secretary of the Corporation at its office, and at the same time notify the Secretary in writing over his or her signature that he or she desires to convert his or her stock into common stock at the conversion rate of one (1) share of Series A Preferred Stock into one-hundred (100) shares of common stock.

(b) Upon receipt by the Secretary of a certificate or certificates representing such Series A Preferred Stock and a notice that the holder desires to convert the same, the Corporation shall forthwith cause to be issued to the holder such shares of common stock at the conversion rate set forth in section (a) above, and shall deliver to such holder a certificate in due form for such common stock.

(c) One-million shares of the Corporation=s common stock shall be reserved and such shares shall be issued only in conversion of the Series A Preferred Stock as herein provided.

(d) Shares of Series A Preferred Stock that have been converted shall revert to the status of unissued and unclassified preferred shares and may be reissued as part of any future class of shares designated by the Board of Directors.

(e) If, at any time the convertible Series A Preferred Stock of this Corporation is outstanding, the Corporation increases the number of common shares outstanding through a stock split, stock dividend or similar action, the conversion rate for the Series A Preferred Stock shall be adjusted accordingly, so as to make each share of Series A Preferred Stock convertible into the same proportionate amount of common stock as it would have been convertible into without such adjustment of the common stock. Each Series A shareholder shall be notified in writing of the adjusted conversion rate within thirty (30) days of such action by the Corporation.

In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, or in the event of any reduction of capital of the Corporation resulting in a distribution of assets to its stockholders, the holders of Series
A Preferred Stock shall be entitled to receive out of the assets of the Corporation, without regard to capital or the existence of a surplus of any nature, and after payment of all senior liquidation preferences, an amount equal to one-hundred dollars ($100.00) per share of Series A Preferred Stock which have not been converted, before any payment shall be made or any assets distributed to the holders of common stock. The liquidation preference of Series A Preferred Stock is junior only to that of all previously issued Preferred Stock. After the making of such payments to the holders of the Series A Preferred Stock, the remaining assets of the corporation shall be distributed among the holders of the common stock, and/or other securities junior to this Series A Preferred Stock without further participation by the holders of the Series A Preferred Stock. If the assets of the Corporation distributable as aforesaid among the holders of the Series A Preferred Stock shall be insufficient to permit the payment to them of said amounts, the balance of all assets distributable after paying all senior liquidation preferences shall be distributed ratably among the holders of the Series A Preferred Stock.

Any other rights not specifically addressed in this resolution are identical to those rights granted to common shareholders.

IN WITNESS WHEREOF, said Web4Boats.com, Inc. has caused this certificate to be signed by Dennis Schlagel, Authorized Officer, this 13th day of August 1999.

By:    /s/ Dennis Schlagel
Dennis Schlagel, Chairman of the Board,
Chief Executive Officer and Secretary

=================

Exhibit 2.2

BYLAWS OF WINDOM, INC.

ARTICLE I

Offices

The principal office of the corporation shall initially be located at 1625 Broadway, Suite 770, Denver, Colorado 80202. The corporation may have such other offices, either within or outside the State of Delaware, as the board of directors may designate or as the business of the corporation may require from time to time.

The registered office of the corporation required by the Delaware General Corporation Law to be maintained in the State of Delaware may be, but need not be, identical with the principal office, if in the State of Delaware, and the address of the registered office may be changed from time to time in accordance with the Delaware General Corporation Law.

ARTICLE II

Stockholders

Section 1. Annual Meeting. The annual meeting of the stockholders for the purpose of electing directors and for the transaction of such other business as may come before the meeting shall be held at such time and date as the board of directors shall designate from time to time by resolution duly adopted. If the day fixed for the annual meeting shall be a legal holiday in the State of Delaware, such meeting shall be held on the next succeeding business day. If the election of directors shall not be held on the day designated herein for any annual meeting of the stockholders, or at any adjournment thereof, the board of directors shall cause the election to be held at a special meeting of the stockholders as soon thereafter as is convenient.

Section 2. Special Meetings. Special meetings of the stockholders, for any purpose, unless otherwise prescribed by statute, may be called by the president or by a majority of the board of directors, and shall be called by the secretary at the request of the holders of not less than one-tenth of all the outstanding shares of the corporation entitled to vote at the meeting.

Section 3. Place of Meeting. The board of directors may designate any place, either within or outside of Delaware, as the place for any annual meeting or for any special meeting called by the board of directors. A waiver of notice signed by all stockholders entitled to vote at a meeting may designate any place, either within or outside of Delaware, as the place for such meeting. If no designation is made, or if a special meeting shall be called otherwise than by the board, the place of meeting shall be the registered office of the corporation in Delaware.

Section 4. Notice of Meeting. Written or printed notice stating the place, day and hour of the meeting, and, in case of a special meeting, the purposes for which the meeting is called, shall be delivered not less than ten nor more than sixty days before the date of the meeting, either personally or by mail, by or at the direction of the president, or the secretary, or the officer or persons calling the meeting, to each stockholder of record entitled to vote at such meeting, except that if the authorized capital stock is to be increased at least thirty days notice shall be given. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid. If requested by the person or persons lawfully calling such meeting, the secretary shall give notice thereof, at corporate expense.

Section 5. Closing of Transfer Books or Fixing of Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the board of directors may provide that the stock transfer books shall be closed for any stated period not exceeding sixty days. If the stock transfer books shall be closed for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such books shall be closed for at least ten days immediately preceding such meeting. In lieu of closing the stock transfer books, the board of directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than sixty days and, in case of a meeting of stockholders, not less than ten days prior to the date on which the particular action, requiring such determination of stockholders, is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders, or stockholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the board of directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders shall be deemed to have been made as provided in this section, such determination has been made through the closing of the stock transfer books and the stated period of closing expired.

Section 6. Voting Lists. The officer or agent having charge of the stock transfer books for shares of the corporation shall make, at least ten days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each, which list, for a period of ten days prior to such meeting, shall be kept on file at the principal office of the corporation, whether within or outside Delaware, and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock transfer books shall be prima facie evidence as to who are the stockholders entitled to examine such list or transfer books or to vote at any meeting of stockholders.

Section 7. Quorum. At least one-third of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than one-third of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless the vote of a greater number, or voting by classes, is required by law, or the articles of incorporation.

Section 8. Proxies. At all meetings of the stockholders, a stockholder may vote by proxy executed in writing by the stock-holder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

Section 9. Voting of Shares. Each outstanding share, regardless of class, shall be entitled to one vote, and each fractional share shall be entitled to a corresponding fractional vote on each matter submitted to a vote at a meeting of stockholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied by the articles of incorporation as permitted by the Delaware General Corporation Law. In the election of directors, each record holder of stock entitled to vote at such election shall have the right to vote the number of shares owned by him for as many persons as there are directors to be elected, and for whose election he has the right to vote. Cumulative voting shall not be allowed.

Section 10. Voting of Shares by Certain Holders. Treasury shares shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares at any given time.

Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the bylaws of such corporation may prescribe, or, in the absence of such provision, as the board of directors of such corporation may determine.

Shares held by an administrator, executor, personal representative, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority so to do is contained in an appropriate order of the court by which such receiver was appointed.

A stockholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledges, and thereafter the pledges shall be entitled to vote the shares so transferred.

Section 11. Informal Action by Stockholders. Any action required to be taken at a meeting of the stockholders, or any other action which may be taken at a meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The consent shall have the same force and effect as a vote of the stockholders, and may be stated as such in any articles or document filed with the Secretary of State of Delaware under the Delaware General Corporation Law.

ARTICLE III
Board of Directors

Section 1. General Powers. The business and affairs of the corporation shall be managed by its board of directors, except as otherwise provided in the Delaware General Corporation Law or the articles of incorporation.

Section 2. Number, Tenure and Qualifications. The board of directors shall consist of at least three members as shall be designated by the board of directors from time to time and, in the absence of such designation, the board of directors shall consist of three members; provided, however, that in the event the outstanding shares of the corporation are held of record by fewer than three stockholders, there shall be only as many directors as there are stockholders absent a designation by the board of directors to the contrary. Directors shall be elected at each annual meeting of stockholders. Each director shall hold office until the next annual meeting of stockholders and thereafter until his successor shall have been elected and qualified. Directors need not be residents of Delaware or stockholders of the corporation. Directors may be removed in the manner provided by the Delaware General Corporation Law. Directors shall be natural persons of the age of 21 years or older.

Section 3. Removals and Resignations. Except as may otherwise be provided by statute, the stockholders may, at any special meeting called for the purpose, by a vote of the holders of the majority of the shares then entitled to vote at an election of directors, remove any or all directors from office, with or without cause.

A director may resign at any time by giving written notice to the board of directors, the president or secretary of the corporation. The resignation shall take effect immediately upon the receipt of the notice, or at any later period of time specified therein. The acceptance of such resignation shall not be necessary to make it effective, unless the resignation requires acceptance for it to be effective.

Section 4. Vacancies. Any vacancy occurring in the office of a director whether by reason of an increase in the number of directorships or otherwise, may be filled by a majority of the directors then in office, though less than a quorum. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office, unless sooner displaced.

When one or more directors resign from the board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective. Each director so chosen shall hold office as herein provided in the filling of other vacancies.

Section 5. Annual Meetings. The board of directors shall meet each year immediately after the annual meeting of the stockholders for the purpose of organization, election of officers, and consideration of any other business that may be properly brought before the meeting. No notice of any kind to either old or new members of the board of directors for such meeting shall be necessary.

Section 6. Regular Meetings. The board of directors from time to time may provide by resolution for the holding of regular meetings and fix the time and place of such meetings. Regular meetings may be held within or without the State of Delaware. The board need not give notice of regular meetings provided that the board promptly gives notice of any change in the time or place of such meetings to each director not present at the meeting at which such change was made.

Section 7. Special Meetings. Special meetings of the board of directors may be called by or at the request of the president or any two directors. The person or persons authorized to call special meetings of the board of directors may fix any place, either within or outside Delaware, as the place for holding any special meeting of the board of directors called by them.

Section 8. Notice. Notice of any special meeting shall be given at least five days prior thereto by written notice delivered personally or mailed to each director at his business address, or by notice given at least two days prior thereto by telegraph. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any director may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

Section 9. Quorum. A majority of the number of directors fixed by
Section 2 shall constitute a quorum for the transaction of business at any meeting of the board of directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

Section 10. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors.

Section 11. Compensation. By resolution of the board of directors, any director may be paid any one or more of the following: his expenses, if any, of attendance at meetings; a fixed sum for attendance at each meeting; or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 12. Presumption of Assent. A director of the corporation who is present at a meeting of the board of directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

Section 13. Executive Committee. By resolution adopted by a majority of the board of directors, the board may designate one or more committees, including an executive committee, each consisting of one or more directors. The board of directors may designate one or more directors as alternate members of such committee, who may replace any absent or disqualified member at any meeting of such committee. Any such committee, to the extent provided in the resolution and except as may otherwise be provided by statute, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require the same. The designation of such committee and the delegation thereto of authority shall not operate to relieve the board of directors, or any member thereof, of any responsibility imposed upon it or him by law. If there be more than two members on such committee, a majority of any such committee may determine its action and may fix the time and place of its meetings, unless provided otherwise by the board. If there be only two members, unanimity of action shall be required. Committee action may be by way of a written consent signed by all committee members. The board shall have the power at any time to fill vacancies on committees, to discharge or abolish any such committee, and to change the size of any such committee.

Except as otherwise prescribed by the board of directors, each committee may adopt such rules and regulations governing its proceedings, quorum, and manner of acting as it shall deem proper and desirable.

Each such committee shall keep a written record of its acts and proceedings and shall submit such record to the board of directors. Failure to submit such record, or failure of the board to approve any action indicated therein will not, however, invalidate such action to the extent it has been carried out by the corporation prior to the time the record of such action was, or should have been, submitted to the board of directors as herein provided.

Section 14. Informal Action by Directors. Any action required or permitted to be taken at a meeting of the directors may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the directors entitled to vote with respect to the subject matter thereof. The consent shall have the same force and effect as a unanimous vote of the directors, and may be stated as such in any articles or document filed with the Secretary of State of Delaware under the Delaware General Corporation Law.

ARTICLE IV
Officers and Agents

Section 1. General. The officers of the corporation shall be a president, one or more vice presidents, if deemed appropriate and necessary by the board of directors, a secretary and treasurer. The board of directors may appoint such other officers, assistant officers, committees and agents, including a chairman of the board, assistant secretaries and assistant treasurers, as they may consider necessary, who shall be chosen in such manner and hold their offices for such terms and have such authority and duties as from time to time may be determined by the board of directors. The salaries of all the officers of the corporation shall be fixed by the board of directors. One person may hold more than one office, except no person may simultaneously hold the offices of president and secretary. In all cases where the duties of any officer, agent or employee are not prescribed by the bylaws or by the board of directors, such officer, agent or employee shall follow the orders and instructions of the president.

Section 2. Election and Term of Office. The board of directors which serves as such prior to the first annual meeting of the stockholders shall elect the officers of the corporation. The officers of the corporation shall thereafter be elected by the board of directors annually at each annual meeting of the board of directors. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until the first of the following to occur: until his successor shall have been duly elected and shall have qualified; or until his death; or until he shall resign; or until he shall have been removed in the manner hereinafter provided.

Section 3. Removal. Any officer or agent may be removed by the board of directors or by the executive committee whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not in itself create contract rights.

Section 4. Vacancies. A vacancy in any office, however occurring, may be filled by the board of directors for the unexpired portion of the term.

Section 5. President. The president shall, subject to the direction and supervision of the board of directors, be the chief executive officer of the corporation and shall have general supervision of its officers, agents and employees; he shall perform all the duties commonly incident to his office and shall perform such other duties as the board of directors shall designate. He shall, unless otherwise directed by the board of directors, attend in person or by substitute appointed by him, or shall execute on behalf of the corporation written instruments appointing a proxy or proxies to represent the corporation, at all meetings of the stockholders of any other corporation in which the corporation shall hold any stock. He may, on behalf of the corporation, in person or by substitute or by proxy, execute written waivers of notice and consents with respect to any such meetings. At all such meetings and otherwise, the president, in person or by substitute or proxy as aforesaid, may vote the stock so held by the corporation and may execute written consents and other instruments with respect to such stock and may exercise any and all rights and powers incident to the ownership of the stock, subject however to the instructions, if any, of the board of directors. The president shall have custody of the treasurer's bond, if any.

Section 6. Vice Presidents. The vice presidents shall assist the president and shall perform such duties as may be assigned to them by the president or by the board of directors. In the absence of the president, the vice president designated by the board of directors or, (if there be no such designation) designated in writing by the president shall have the powers and perform the duties of the president. If no such designation shall be made all vice presidents may exercise such powers and perform such duties.

Section 7. The Secretary. The secretary shall: (a) keep the minutes of the proceedings of the stockholders, executive committee and the board of directors; (b) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the corporation and affix the seal to all documents when authorized by the board of directors; (d) keep at its registered office or principal place of business within or outside Delaware a record containing the names and addresses of all stockholders and the number and class of shares held by each, unless such a record shall be kept at the office of the corporation's transfer agent or registrar; (e) sign with the president, or a vice president, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the board of directors; (f) have general charge of the stock transfer books of the corporation, unless the corporation has a transfer agent; and (g) in general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the board of directors. Assistant secretaries, if any, shall have the same duties and powers, subject to supervision by the secretary.

Section 8. Treasurer. The treasurer shall be the principal financial officer of the corporation and shall have the care and custody of all funds, securities, evidences of indebtedness and other personal property of the corporation and shall deposit the same in accordance with the instructions of the board of directors. He shall receive and give receipts and acquittances for moneys paid in on account of the corporation, and shall pay out of the funds on hand all bills, payrolls and other just debts of the corporation of whatever nature upon maturity. He shall perform all other duties incident to the office of the treasurer and, upon request of the board, shall make such reports to it as may be required at any time. He shall, if required by the board, give the corporation a bond in such sums and with such sureties as shall be satisfactory to the board, conditioned upon the faithful performance of his duties and for the restoration to the corporation of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation. He shall have such other powers and perform such other duties as may be from time to time prescribed by the board of directors or the president. Assistant treasurers, if any, shall have the same powers and duties, subject to the supervision of the treasurer.

ARTICLE V
Stock

Section 1. Certificates. The shares of stock shall be represented by consecutively numbered certificates signed in the name of the corporation by its president or a vice president and the secretary or an assistant secretary, and shall be sealed with the seal of the corporation, or with a facsimile thereof. The signatures of the company's officers on such certificate may also be facsimiles if the certificate is countersigned by a transfer agent, or registered by a registrar, other than the corporation itself or an employee of the corporation. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issue. Certificates of stock shall be in such form consistent with law as shall be prescribed by the board of directors. No certificate shall be issued until the shares represented thereby are fully paid.

Section 2. Consideration for Shares. Shares shall be issued for such consideration, expressed in dollars (but not less than the par value thereof) as shall be fixed from time to time by the board of directors. Treasury shares shall be disposed of for such consideration expressed in dollars as may be fixed from time to time by the board. The consideration may consist, in whole or in part, of money, other property, tangible or intangible, or in labor or services actually performed for the corporation, but neither promissory notes nor future services shall constitute payment or part payment for shares.

Section 3. Lost Certificate. In case of the alleged loss, destruction or mutilation of a certificate of stock the board of directors may direct the issuance of a new certificate in lieu thereof upon such terms and conditions in conformity with law as it may prescribe. The board of directors may in its discretion require a bond in such form and amount and with such surety as it may determine, before issuing a new certificate.

Section 4. Transfer of Shares. Upon surrender to the corporation or to a transfer agent of the corporation of a certificate of stock duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, and such documentary stamps as may be required by law, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, and cancel the old certificate. Every such transfer of stock shall be entered on the stock book of the corporation which shall be kept at its principal office, or by its registrar duly appointed.

The corporation shall be entitled to treat the holder of record of any share of stock as the holder in fact thereof, and, accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof, except as may be required by the laws of Delaware.

ARTICLE VI
Indemnification of Officers and Directors

Section 1. Exculpation. No director or officer of the corporation shall be liable for the acts, defaults, or omissions of any other director or officer, or for any loss sustained by the corporation, unless the same has resulted from his own willful misconduct, willful neglect or negligence.

Section 2. Indemnification. Each director and officer of the corporation and each person who shall serve at the corporation's request as a director or officer of another corporation in which the corporation owns shares of capital stock or of which it is a creditor shall be indemnified by the corporation against all reasonable costs, expenses and liabilities (including reasonable attorneys' fees) actually and necessarily incurred by or imposed upon him in connection with, or resulting from, any claim, action, suit, proceeding, investigation, or inquiry of whatever nature in which he may be involved as a party or otherwise by reason of his being or having been a director or officer of the corporation or a director or officer of such other corporation whether or not he continues to be a director or officer of the corporation or a director or officer of such other corporation at the time of the incurring or imposition of such costs, expenses or liabilities, except in relation to matters as to which he shall be finally adjudged in such action, suit, proceeding, investigation, or inquiry to be liable for willful misconduct, willful neglect or negligence toward or on behalf of the corporation in the performance of his duties as such director or officer of the corporation or as such director or officer of such other corporation. As to whether or not a director or officer was liable by reason of willful misconduct, willful neglect or negligence toward or on behalf of the corporation in the performance of his duties as such director or officer of the corporation or as such director or officer of such other corporation, in the absence of such final adjudication of the existence of such liability, the board of directors and each director and officer may conclusively rely upon an opinion of independent legal counsel selected by or in the manner designated by the board of directors. The foregoing right to indemnification shall be in addition to and not in limitation of all other rights to which such person may be entitled as a matter of law and shall inure to the benefit of the legal representatives of such person.

Section 3. Liability Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, association or other enterprise against any liability asserted against him and incurred by him in such capacity or arising out of his status as such, whether or not he is indemnified against such liability by this Article VI.

ARTICLE VII
Miscellaneous

Section 1. Transactions Involving Directors or officers. No contract or other transaction between the corporation and any person, firm, partnership, business or other corporation and no other act of the corporation shall in the absence of fraud, in any way be affected or invalidated by the fact that any of the directors or officers of the corporation are pecuniarily or are interested in, or are directors or officers of, such other corporation, firm, person, partnership, or business. Any officer or director of the corporation individually or any firm or association of which any officer or director may be a member, may be a party to, or may be pecuniarily or otherwise interested in, any contract or transaction of the corporation, provided that the fact that he individually or such firm or association is so interested shall be disclosed or shall have been known to the board of directors at which action upon any such contract or transaction shall be taken. Any director or officer of the corporation who is also a director of officer of such other corporation or is so interested may be counted in determining the existence of a quorum at any meeting if the board of directors which shall authorize any such contract or transaction, and may vote thereat to authorize any such contract or transaction, with like force and effect as if he were not such director or officer of such other corporation or not so interested. Any director of the corporation may vote upon any contract or other transaction between the corporation and any subsidiary or affiliated corporation without regard to the fact that he is also a director or officer of such subsidiary or affiliated corporation.

Section 2. Seal. The seal of this corporation shall consist of a flat-faced circular die with such words and figures cut or engraved thereon as the board of directors may from time to time determine.

Section 3. Amendments. The bylaws of the corporation regardless of whether made by the stockholders or by the board of directors, may be amended, added to, or repealed by vote of a majority of the then existing directors at a regular or special directors' meeting or by vote of the holders of not less than seventy-five percent (75%) of the issued and outstanding capital stock of this corporation, at any meeting of the stockholders, provided notice of the proposed change is given in the notice of meeting, or notice thereof is waived.

Section 4. Waiver of Notice. Whenever any notice whatever is required to be given by these bylaws, or the articles of incorporation of this corporation, or any of the corporation laws of the State of Delaware, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE VIII
Uniformity of interpretation and Severability

The bylaws shall be so interpreted and construed as to conform to the Articles of Incorporation and the statutes of the State of Delaware or of any other state in which conformity may become necessary by reason of the qualification of the corporation to do business in such foreign state, and where conflict between these bylaws and the Articles of Incorporation or the statutes of the State of Delaware has arisen or shall arise, these bylaws shall be considered to be modified to the extent, but only to the extent, conformity shall require. If any provision hereof or the application thereof shall be deemed to be invalid by reason of the foregoing sentence, such invalidity shall not affect the validity of the remainder of the bylaws without the invalid provisions or the application thereof, and the provisions of these bylaws are declared to be severable.

Adopted this 8th day of February, 1988.

==========================

Exhibit 6(1)

OPTION TO PURCHASE COMMON STOCK OF
NEW YORK BAGEL EXCHANGE, INC.


     This is to certify that Beltropic, Inc. ("Optionee") is entitled, subject to the terms and conditions hereinafter set forth, to purchase One Hundred Eighty Thousand (180,000) shares of Common Stock, $.0001 par value per share (the "Common Shares") of NEW YORK BAGEL EXCHANGE, INC., a Delaware corporation (the "Company"), from the Company at a price per share and on the terms set forth herein and to receive a certificate of the Common Shares so purchased on presentation and surrender to the Company with the subscription form attached, duly executed and accompanied by payment of the purchase price of each share purchased either by cash or by certified cashier's check or other check payable to the order of the Company.

     The purchase rights represented by this Option are exercisable at a price per Common Share of One Dollar ($1.00) commencing on September 24, 1997 until Sixty months after the date of this Option.

     Subject to the above conditions, the purchase rights represented by this Option are exercisable at the option of the registered owner hereof in whole at any time, or in part from time to time, within the period specified; provided, however, that such purchase rights shall not be exercisable with respect to a fraction of a Common Share. In case of the purchase of less than all the Common Shares purchasable under this Option, the Company shall cancel this Option on surrender hereof and shall execute and deliver a new Option of like tenor and date for the balance of the shares purchasable hereunder.

     The Company agrees at all times to reserve and hold available a sufficient number of Common Shares to cover the number of shares issuable on exercisable of this and all other
Options of like tenor then outstanding.

     This Option shall not entitle the holder thereof to any voting rights or other rights as a stockholder of the Company, or to any other rights whatever except the rights herein expressed and such as are set forth, and no dividends shall be payable or accrue in respect to this Option or the interest represented hereby or the Common Shares purchasable hereunder until and unless, and except to the extent that, this Option shall be exercised.

     In the event that the outstanding Common Shares hereunder are changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation by reason of merger, consolidation, other reorganization, recapitalization, reclassification, combination of shares, stock split-up or stock dividend.

               (a) The aggregate number and kind of Common Shares subject to this Option shall be adjusted appropriately;
               (b) Rights under this Option, both as to number of subject Common Shares and the Option price, shall be adjusted appropriately; and

               (c) Where dissolution or liquidation of the Company or any merger or combination in which the Company is not the surviving corporation is involved, this Option shall terminate, but the registered owner of this Option shall have the right, immediately prior to such dissolution, liquidation, merger or combination, to exercise his Option in whole or in part to the extent that it shall not have been exercised.

     The foregoing adjustments and the application of the foregoing provisions may provide for the elimination of fractional share interests.

     The Option and all the rights hereunder shall be transferable at the option of the Optionee.

     The Company shall not be required to issue or deliver any certificate of Common Shares purchased in exercise of this Option or any portion thereof prior to the fulfillment of all the following conditions:

               (a) The completion of any registration or other qualification of such shares under any federal or state law or under the rulings or regulation of the Securities and Exchange Commission or any other government regulatory body which is necessary;

               (b) The obtaining of any approval or other clearance from any federal or state government agency which is necessary.

     The Company agrees to file an appropriate registration statement under the Securities Act of 1933 as soon as practicable in order to register the underlying Common Shares under such Act.

     IN WITNESS WHEREOF, the Company has caused this Option to be executed by the signature of a duly authorized officer.

                                   NEW YORK BAGEL EXCHANGE, INC.
Dated: September 24, 1997


                              By:  /s/ Mark J. Horne
                                   Mark J. Horne, President
=================

Exhibit 6(2)

OPTION TO PURCHASE COMMON STOCK OF
NEW YORK BAGEL EXCHANGE, INC.


     This is to certify that Latin Food Corporation ("Optionee") is entitled, subject to the terms and conditions hereinafter set forth, to purchase One Hundred Eighty Thousand (180,000) shares of Common Stock, $.0001 par value per share (the "Common Shares") of NEW YORK BAGEL EXCHANGE, INC., a Delaware corporation (the "Company"), from the Company at a price per share and on the terms set forth herein and to receive a certificate of the Common Shares so purchased on presentation and surrender to the Company with the subscription form attached, duly executed and accompanied by payment of the purchase price of each share purchased either by cash or by certified cashier's check or other check payable to the order of the Company.

     The purchase rights represented by this Option are exercisable at a price per Common Share of One Dollar ($1.00) commencing on September 24, 1997 until Sixty months after the date of this Option.

     Subject to the above conditions, the purchase rights represented by this Option are exercisable at the option of the registered owner hereof in whole at any time, or in part from time to time, within the period specified; provided, however, that such purchase rights shall not be exercisable with respect to a fraction of a Common Share. In case of the purchase of less than all the Common Shares purchasable under this Option, the Company shall cancel this Option on surrender hereof and shall execute and deliver a new Option of like tenor and date for the balance of the shares purchasable hereunder.

     The Company agrees at all times to reserve and hold available a sufficient number of Common Shares to cover the number of shares issuable on exercisable of this and all other
Options of like tenor then outstanding.

     This Option shall not entitle the holder thereof to any voting rights or other rights as a stockholder of the Company, or to any other rights whatever except the rights herein expressed and such as are set forth, and no dividends shall be payable or accrue in respect to this Option or the interest represented hereby or the Common Shares purchasable hereunder until and unless, and except to the extent that, this Option shall be exercised.

     In the event that the outstanding Common Shares hereunder are changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation by reason of merger, consolidation, other reorganization, recapitalization, reclassification, combination of shares, stock split-up or stock dividend.

               (a) The aggregate number and kind of Common Shares subject to this Option shall be adjusted appropriately;
               (b) Rights under this Option, both as to number of subject Common Shares and the Option price, shall be adjusted appropriately; and

               (c) Where dissolution or liquidation of the Company or any merger or combination in which the Company is not the surviving corporation is involved, this Option shall terminate, but the registered owner of this Option shall have the right, immediately prior to such dissolution, liquidation, merger or combination, to exercise his Option in whole or in part to the extent that it shall not have been exercised.

     The foregoing adjustments and the application of the foregoing provisions may provide for the elimination of fractional share interests.

     The Option and all the rights hereunder shall be transferable at the option of the Optionee.

     The Company shall not be required to issue or deliver any certificate of Common Shares purchased in exercise of this Option or any portion thereof prior to the fulfillment of all the following conditions:

               (a) The completion of any registration or other qualification of such shares under any federal or state law or under the rulings or regulation of the Securities and Exchange Commission or any other government regulatory body which is necessary;

               (b) The obtaining of any approval or other clearance from any federal or state government agency which is necessary.

     The Company agrees to file an appropriate registration statement under the Securities Act of 1933 as soon as practicable in order to register the underlying Common Shares under such Act.

     IN WITNESS WHEREOF, the Company has caused this Option to be executed by the signature of a duly authorized officer.

                                   NEW YORK BAGEL EXCHANGE, INC.
Dated: September 24, 1997


                              By:  /s/ Mark J. Horne
                                   Mark J. Horne, President

=======================
Exhibit 6(3)

OPTION TO PURCHASE COMMON STOCK OF
NEW YORK BAGEL EXCHANGE, INC.


     This is to certify that Spika, Inc. ("Optionee") is entitled, subject to the terms and conditions hereinafter set forth, to purchase One Hundred Forty Thousand (140,000) shares of Common Stock, $.0001 par value per share (the "Common Shares") of NEW YORK BAGEL EXCHANGE, INC., a Delaware corporation (the "Company"), from the Company at a price per share and on the terms set forth herein and to receive a certificate of the Common Shares so purchased on presentation and surrender to the Company with the subscription form attached, duly executed and accompanied by payment of the purchase price of each share purchased either by cash or by certified cashier's check or other check payable to the order of the Company.

     The purchase rights represented by this Option are exercisable at a price per Common Share of One Dollar ($1.00) commencing on September 24, 1997 until Sixty months after the date of this Option.

     Subject to the above conditions, the purchase rights represented by this Option are exercisable at the option of the registered owner hereof in whole at any time, or in part from time to time, within the period specified; provided, however, that such purchase rights shall not be exercisable with respect to a fraction of a Common Share. In case of the purchase of less than all the Common Shares purchasable under this Option, the Company shall cancel this Option on surrender hereof and shall execute and deliver a new Option of like tenor and date for the balance of the shares purchasable hereunder.

     The Company agrees at all times to reserve and hold available a sufficient number of Common Shares to cover the number of shares issuable on exercisable of this and all other
Options of like tenor then outstanding.

     This Option shall not entitle the holder thereof to any voting rights or other rights as a stockholder of the Company, or to any other rights whatever except the rights herein expressed and such as are set forth, and no dividends shall be payable or accrue in respect to this Option or the interest represented hereby or the Common Shares purchasable hereunder until and unless, and except to the extent that, this Option shall be exercised.

     In the event that the outstanding Common Shares hereunder are changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation by reason of merger, consolidation, other reorganization, recapitalization, reclassification, combination of shares, stock split-up or stock dividend.

               (a) The aggregate number and kind of Common Shares subject to this Option shall be adjusted appropriately;
               (b) Rights under this Option, both as to number of subject Common Shares and the Option price, shall be adjusted appropriately; and

               (c) Where dissolution or liquidation of the Company or any merger or combination in which the Company is not the surviving corporation is involved, this Option shall terminate, but the registered owner of this Option shall have the right, immediately prior to such dissolution, liquidation, merger or combination, to exercise his Option in whole or in part to the extent that it shall not have been exercised.

     The foregoing adjustments and the application of the foregoing provisions may provide for the elimination of fractional share interests.

     The Option and all the rights hereunder shall be transferable at the option of the Optionee.

     The Company shall not be required to issue or deliver any certificate of Common Shares purchased in exercise of this Option or any portion thereof prior to the fulfillment of all the following conditions:

               (a) The completion of any registration or other qualification of such shares under any federal or state law or under the rulings or regulation of the Securities and Exchange Commission or any other government regulatory body which is necessary;

               (b) The obtaining of any approval or other clearance from any federal or state government agency which is necessary.

     The Company agrees to file an appropriate registration statement under the Securities Act of 1933 as soon as practicable in order to register the underlying Common Shares under such Act.

     IN WITNESS WHEREOF, the Company has caused this Option to be executed by the signature of a duly authorized officer.

                                   NEW YORK BAGEL EXCHANGE, INC.
Dated: September 24, 1997


                              By:  /s/ Mark J. Horne
                                   Mark J. Horne, President
===================

Exhibit 6(4)

OPTION TO PURCHASE COMMON STOCK OF
NEW YORK BAGEL EXCHANGE, INC.


     This is to certify that Spika Corporation, ("Optionee") is entitled, subject to the terms and conditions hereinafter set forth, to purchase Five Hundred Thousand (500,000) shares of Common Stock, $.0001 par value per share (the "Common Shares") of NEW YORK BAGEL EXCHANGE, INC., a Delaware corporation (the "Company"), from the Company at a price per share and on the terms set forth herein and to receive a certificate of the Common Shares so purchased on presentation and surrender to the Company with the subscription form attached, duly executed and accompanied by payment of the purchase price of each share purchased either by cash or by certified cashier's check or other check payable to the order of the Company.

     The purchase rights represented by this Option are exercisable at a price per Common Share of Fifty Cents ($.50) commencing on December 30, 1997 until Sixty months after the date of this Option.

     Subject to the above conditions, the purchase rights represented by this Option are exercisable at the option of the registered owner hereof in whole at any time, or in part from time to time, within the period specified; provided, however, that such purchase rights shall not be exercisable with respect to a fraction of a Common Share. In case of the purchase of less than all the Common Shares purchasable under this Option, the Company shall cancel this Option on surrender hereof and shall execute and deliver a new Option of like tenor and date for the balance of the shares purchasable hereunder.

     The Company agrees at all times to reserve and hold available a sufficient number of Common Shares to cover the number of shares issuable on exercisable of this and all other
Options of like tenor then outstanding.

     This Option shall not entitle the holder thereof to any voting rights or other rights as a stockholder of the Company, or to any other rights whatever except the rights herein expressed and such as are set forth, and no dividends shall be payable or accrue in respect to this Option or the interest represented hereby or the Common Shares purchasable hereunder until and unless, and except to the extent that, this Option shall be exercised.

     In the event that the outstanding Common Shares hereunder are changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation by reason of merger, consolidation, other reorganization, recapitalization, reclassification, combination of shares, stock split-up or stock dividend.

               (a) The aggregate number and kind of Common Shares subject to this Option shall be adjusted appropriately;
               (b) Rights under this Option, both as to number of subject Common Shares and the Option price, shall be adjusted appropriately; and

               (c) Where dissolution or liquidation of the Company or any merger or combination in which the Company is not the surviving corporation is involved, this Option shall terminate, but the registered owner of this Option shall have the right, immediately prior to such dissolution, liquidation, merger or combination, to exercise his Option in whole or in part to the extent that it shall not have been exercised.

     The foregoing adjustments and the application of the foregoing provisions may provide for the elimination of fractional share interests.

     The Option and all the rights hereunder shall be transferable at the option of the Optionee.

     The Company shall not be required to issue or deliver any certificate of Common Shares purchased in exercise of this Option or any portion thereof prior to the fulfillment of all the following conditions:

               (a) The completion of any registration or other qualification of such shares under any federal or state law or under the rulings or regulation of the Securities and Exchange Commission or any other government regulatory body which is necessary;

               (b) The obtaining of any approval or other clearance from any federal or state government agency which is necessary.

     The Company agrees to file an appropriate registration statement under the Securities Act of 1933 as soon as practicable in order to register the underlying Common Shares under such Act.

     IN WITNESS WHEREOF, the Company has caused this Option to be executed by the signature of a duly authorized officer.

                                   NEW YORK BAGEL EXCHANGE, INC.
Dated: December 30, 1997


                              By:  /s/ Mark J. Horne
                                   Mark J. Horne, President

=====================

Exhibit 6(5)


OPTION TO PURCHASE COMMON STOCK OF
NEW YORK BAGEL EXCHANGE, INC.


     This is to certify that Blair J. Merriam ("Optionee") is entitled, subject to the terms and conditions hereinafter set forth, to purchase Two Hundred Thousand (200,000) shares of Common Stock, $.0001 par value per share (the "Common Shares") of NEW YORK BAGEL EXCHANGE, INC., a Delaware corporation (the "Company"), from the Company at a price per share and on the terms set forth herein and to receive a certificate of the Common Shares so purchased on presentation and surrender to the Company with the subscription form attached, duly executed and accompanied by payment of the purchase price of each share purchased either by cash or by certified cashier's check or other check payable to the order of the Company.

     The purchase rights represented by this Option are exercisable at a price per Common Share of One Dollar ($0.50) commencing on March 3, 1998 until Sixty months after the date of this Option.

     Subject to the above conditions, the purchase rights represented by this Option are exercisable at the option of the registered owner hereof in whole at any time, or in part from time to time, within the period specified; provided, however, that such purchase rights shall not be exercisable with respect to a fraction of a Common Share. In case of the purchase of less than all the Common Shares purchasable under this Option, the Company shall cancel this Option on surrender hereof and shall execute and deliver a new Option of like tenor and date for the balance of the shares purchasable hereunder.

     The Company agrees at all times to reserve and hold available a sufficient number of Common Shares to cover the number of shares issuable on exercisable of this and all other
Options of like tenor then outstanding.

     This Option shall not entitle the holder thereof to any voting rights or other rights as a stockholder of the Company, or to any other rights whatever except the rights herein expressed and such as are set forth, and no dividends shall be payable or accrue in respect to this Option or the interest represented hereby or the Common Shares purchasable hereunder until and unless, and except to the extent that, this Option shall be exercised.

     In the event that the outstanding Common Shares hereunder are changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation by reason of merger, consolidation, other reorganization, recapitalization, reclassification, combination of shares, stock split-up or stock dividend.

               (a) The aggregate number and kind of Common Shares subject to this Option shall be adjusted appropriately;
               (b) Rights under this Option, both as to number of subject Common Shares and the Option price, shall be adjusted appropriately; and

               (c) Where dissolution or liquidation of the Company or any merger or combination in which the Company is not the surviving corporation is involved, this Option shall terminate, but the registered owner of this Option shall have the right, immediately prior to such dissolution, liquidation, merger or combination, to exercise his Option in whole or in part to the extent that it shall not have been exercised.

     The foregoing adjustments and the application of the foregoing provisions may provide for the elimination of fractional share interests.

     The Option and all the rights hereunder shall be transferable at the option of the Optionee.

     The Company shall not be required to issue or deliver any certificate of Common Shares purchased in exercise of this Option or any portion thereof prior to the fulfillment of all the following conditions:

               (a) The completion of any registration or other qualification of such shares under any federal or state law or under the rulings or regulation of the Securities and Exchange Commission or any other government regulatory body which is necessary;

               (b) The obtaining of any approval or other clearance from any federal or state government agency which is necessary.

     The Company agrees to file an appropriate registration statement under the Securities Act of 1933 as soon as practicable in order to register the underlying Common Shares under such Act.

     IN WITNESS WHEREOF, the Company has caused this Option to be executed by the signature of a duly authorized officer.

                                   NEW YORK BAGEL EXCHANGE, INC.
Dated: 3/10/98


                              By:  /s/ Mark J. Horne
                                   Mark J. Horne, President

==================

Exhibit 6(6)

OPTION TO PURCHASE COMMON STOCK OF
NEW YORK BAGEL EXCHANGE, INC.

     This is to certify that James A. Merriam ("Optionee") is entitled, subject to the terms and conditions hereinafter set forth, to purchase Two Hundred Thousand (200,000) shares of Common Stock, $.0001 par value per share (the "Common Shares") of NEW YORK BAGEL EXCHANGE, INC., a Delaware corporation (the "Company"), from the Company at a price per share and on the terms set forth herein and to receive a certificate of the Common Shares so purchased on presentation and surrender to the Company with the subscription form attached, duly executed and accompanied by payment of the purchase price of each share purchased either by cash or by certified cashier's check or other check payable to the order of the Company.

     The purchase rights represented by this Option are exercisable at a price per Common Share of One Dollar ($0.50) commencing on March 10, 1998 until Sixty months after the date of this Option.

     Subject to the above conditions, the purchase rights represented by this Option are exercisable at the option of the registered owner hereof in whole at any time, or in part from time to time, within the period specified; provided, however, that such purchase rights shall not be exercisable with respect to a fraction of a Common Share. In case of the purchase of less than all the Common Shares purchasable under this Option, the Company shall cancel this Option on surrender hereof and shall execute and deliver a new Option of like tenor and date for the balance of the shares purchasable hereunder.

     The Company agrees at all times to reserve and hold available a sufficient number of Common Shares to cover the number of shares issuable on exercisable of this and all other
Options of like tenor then outstanding.

     This Option shall not entitle the holder thereof to any voting rights or other rights as a stockholder of the Company, or to any other rights whatever except the rights herein expressed and such as are set forth, and no dividends shall be payable or accrue in respect to this Option or the interest represented hereby or the Common Shares purchasable hereunder until and unless, and except to the extent that, this Option shall be exercised.

     In the event that the outstanding Common Shares hereunder are changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation by reason of merger, consolidation, other reorganization, recapitalization, reclassification, combination of shares, stock split-up or stock dividend.

               (a) The aggregate number and kind of Common Shares subject to this Option shall be adjusted appropriately;
               (b) Rights under this Option, both as to number of subject Common Shares and the Option price, shall be adjusted appropriately; and

               (c) Where dissolution or liquidation of the Company or any merger or combination in which the Company is not the surviving corporation is involved, this Option shall terminate, but the registered owner of this Option shall have the right, immediately prior to such dissolution, liquidation, merger or combination, to exercise his Option in whole or in part to the extent that it shall not have been exercised.

     The foregoing adjustments and the application of the foregoing provisions may provide for the elimination of fractional share interests.

     The Option and all the rights hereunder shall be transferable at the option of the Optionee.

     The Company shall not be required to issue or deliver any certificate of Common Shares purchased in exercise of this Option or any portion thereof prior to the fulfillment of all the following conditions:

               (a) The completion of any registration or other qualification of such shares under any federal or state law or under the rulings or regulation of the Securities and Exchange Commission or any other government regulatory body which is necessary;

               (b) The obtaining of any approval or other clearance from any federal or state government agency which is necessary.

     The Company agrees to file an appropriate registration statement under the Securities Act of 1933 as soon as practicable in order to register the underlying Common Shares under such Act.

     IN WITNESS WHEREOF, the Company has caused this Option to be executed by the signature of a duly authorized officer.

                                   NEW YORK BAGEL EXCHANGE, INC.
Dated: 3/10/98


                              By:  /s/ Mark J. Horne
                                   Mark J. Horne, President

=======================

Exhibit 6(7)

OPTION TO PURCHASE COMMON STOCK OF
NEW YORK BAGEL EXCHANGE, INC.


     This is to certify that Latin Food Corporation ("Optionee") is entitled, subject to the terms and conditions hereinafter set forth, to purchase One Hundred Thousand (100,000) shares of Common Stock, $.0001 par value per share (the "Common Shares") of NEW YORK BAGEL EXCHANGE, INC., a Delaware corporation (the "Company"), from the Company at a price per share and on the terms set forth herein and to receive a certificate of the Common Shares so purchased on presentation and surrender to the Company with the subscription form attached, duly executed and accompanied by payment of the purchase price of each share purchased either by cash or by certified cashier's check or other check payable to the order of the Company.

     The purchase rights represented by this Option are exercisable at a price per Common Share of One Dollar ($0.50) commencing on March 10, 1998 until Sixty months after the date of this Option.

     Subject to the above conditions, the purchase rights represented by this Option are exercisable at the option of the registered owner hereof in whole at any time, or in part from time to time, within the period specified; provided, however, that such purchase rights shall not be exercisable with respect to a fraction of a Common Share. In case of the purchase of less than all the Common Shares purchasable under this Option, the Company shall cancel this Option on surrender hereof and shall execute and deliver a new Option of like tenor and date for the balance of the shares purchasable hereunder.

     The Company agrees at all times to reserve and hold available a sufficient number of Common Shares to cover the number of shares issuable on exercisable of this and all other
Options of like tenor then outstanding.

     This Option shall not entitle the holder thereof to any voting rights or other rights as a stockholder of the Company, or to any other rights whatever except the rights herein expressed and such as are set forth, and no dividends shall be payable or accrue in respect to this Option or the interest represented hereby or the Common Shares purchasable hereunder until and unless, and except to the extent that, this Option shall be exercised.

     In the event that the outstanding Common Shares hereunder are changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation by reason of merger, consolidation, other reorganization, recapitalization, reclassification, combination of shares, stock split-up or stock dividend.

               (a) The aggregate number and kind of Common Shares subject to this Option shall be adjusted appropriately;
               (b) Rights under this Option, both as to number of subject Common Shares and the Option price, shall be adjusted appropriately; and

               (c) Where dissolution or liquidation of the Company or any merger or combination in which the Company is not the surviving corporation is involved, this Option shall terminate, but the registered owner of this Option shall have the right, immediately prior to such dissolution, liquidation, merger or combination, to exercise his Option in whole or in part to the extent that it shall not have been exercised.

     The foregoing adjustments and the application of the foregoing provisions may provide for the elimination of fractional share interests.

     The Option and all the rights hereunder shall be transferable at the option of the Optionee.

     The Company shall not be required to issue or deliver any certificate of Common Shares purchased in exercise of this Option or any portion thereof prior to the fulfillment of all the following conditions:

               (a) The completion of any registration or other qualification of such shares under any federal or state law or under the rulings or regulation of the Securities and Exchange Commission or any other government regulatory body which is necessary;

               (b) The obtaining of any approval or other clearance from any federal or state government agency which is necessary.

     The Company agrees to file an appropriate registration statement under the Securities Act of 1933 as soon as practicable in order to register the underlying Common Shares under such Act.

     IN WITNESS WHEREOF, the Company has caused this Option to be executed by the signature of a duly authorized officer.

                                   NEW YORK BAGEL EXCHANGE, INC.
Dated: 3/10/98


                              By:  /s/ Mark J. Horne
                                   Mark J. Horne, President

==========================

Exhibit 6(8)

OPTION TO PURCHASE COMMON STOCK OF
WEBBOAT. COM, INC.


     This is to certify that Dennis Schlagel, ("Optionee") is entitled, subject to the terms and conditions hereinafter set forth, to purchase Five Hundred Thousand (500,000) shares of Common Stock, $.0001 par value per share (the "Common Shares") of WEBBOAT.COM, INC., a Delaware corporation (the "Company"), from the Company at a price per share and on the terms set forth herein and to receive a certificate of the Common Shares so purchased on presentation and surrender to the Company with the subscription form attached, duly executed and accompanied by payment of the purchase price of each share purchased either by cash or by certified cashier's check or other check payable to the order of the Company.

     The purchase rights represented by this Option are exercisable at a price per Common Share of Fifty Cents ($.50) commencing on April 2, 1999 until Sixty months after the date of this Option.

     Subject to the above conditions, and the rights under this Agreement, the purchase rights represented by this Option are exercisable at the option of the registered owner hereof in whole at any time, or in part from time to time, within the period specified; provided, however, that such purchase rights shall not be exercisable with respect to a fraction of a Common Share. In case of the purchase of less than all the Common Shares purchasable under this Option, the Company shall cancel this Option on surrender hereof and shall execute and deliver a new Option of like tenor and date for the balance of the shares purchasable hereunder.

     The Company agrees at all times to reserve and hold available a sufficient number of Common Shares to cover the number of shares issuable on exercisable of this and all other
Options of like tenor then outstanding.

     This Option shall not entitle the holder thereof to any voting rights or other rights as a stockholder of the Company, or to any other rights whatever except the rights herein expressed and such as are set forth, and no dividends shall be payable or accrue in respect to this Option or the interest represented hereby or the Common Shares purchasable hereunder until and unless, and except to the extent that, this Option shall be exercised.

     In the event that the outstanding Common Shares hereunder are changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation by reason of merger, consolidation, other reorganization, recapitalization, reclassification, combination of shares, stock split-up or stock dividend.

               (a) The aggregate number and kind of Common Shares subject to this Option shall be adjusted appropriately;

               (b) Rights under this Option, both as to number of subject Common Shares and the Option price, shall be adjusted appropriately; and

               (c) Where dissolution or liquidation of the Company or any merger or combination in which the Company is not the surviving corporation is involved, this Option shall terminate, but the registered owner of this Option shall have the right, immediately prior to such dissolution, liquidation, merger or combination, to exercise his Option in whole or in part to the extent that it shall not have been exercised.

     The foregoing adjustments and the application of the foregoing provisions may provide for the elimination of fractional share interests.

     The Option and all the rights hereunder shall be transferable at the option of the Optionee.

     The Company shall not be required to issue or deliver any certificate of Common Shares purchased in exercise of this Option or any portion thereof prior to the fulfillment of all the following conditions:

               (a) The completion of any registration or other qualification of such shares under any federal or state law or under the rulings or regulation of the Securities and Exchange Commission or any other government regulatory body which is necessary;

               (b) The obtaining of any approval or other clearance from any federal or state government agency which is necessary.

     The Company agrees to file an appropriate registration statement under the Securities Act of 1933 as soon as practicable in order to register the underlying Common Shares under such Act.

     IN WITNESS WHEREOF, the Company has caused this Option to be executed by the signature of a duly authorized officer.
                                   WEBBOAT.COM, INC.
Dated: April 2, 1999


                              By:  /s/ Dennis Schlagel
                                   Dennis Schlagel, President

=========================

Exhibit 6(9)

STOCK REDEMPTION AND EMPLOYMENT TERMINATION AGREEMENT

This STOCK REDEMPTION AND EMPLOYMENT TERMINATION AGREEMENT (the
"Agreement"), dated as of April 1, 1999, is entered into between MARK J. HORNE ("Horne") and WEBBOAT.COM, INC., a Delaware corporation (the "Company").

This Agreement sets forth the terms and conditions upon which Horne (i) will sell to the Company, and the Company will purchase from Horne, 1,215,000 shares of the Company's common stock (the
"Stock"), and (ii) will terminate his employment and other relationships with the Company.

In consideration of the mutual agreements contained herein, intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I
PURCHASE AND SALE OF THE STOCK

1.1 Purchase and Sale of Stock. Horne agrees to sell, transfer and deliver the Stock to the Company, and the Company agrees to purchase the Stock from Horne.

  1.2 Consideration for the Stock. The consideration for the sale, transfer and delivery of the Stock to the Company shall be $.001 per share, or $121.50 in cash paid by check payable to Horne.

  1.3 The Closing. The closing under this Agreement shall take place at the offices of Petillon & Hanson, 21515 Hawthorne Boulevard, Suite 1260, Torrance, California 90503, as soon as the conditions set forth in Article 5 are met, at 12:00 noon or at such other time, date and place as are mutually agreeable to Horne and Company, but not later than April 22, 1999. The effective time of such closing is sometimes referred to herein as the "Closing."

  1.4  Deliveries at Closing.  At the Closing:

(a) Horne shall deliver to the Company the following certificates representing the Stock, duly endorsed in blank (or accompanied by stock powers duly executed in blank) by Horne:
             LU 1222 representing 250,000 shares
             LU 1093 representing 715,000 shares
             LU 1221 representing 250,000 shares

(b)The Company shall pay to the Seller the sum of $121.50, as the cash purchase price of the Stock, in the manner specified pursuant to Section 1.2 above;

(c) The Company will deliver to Horne a check for $10,000 as provided for in Section 3.3.

(d)Horne will deliver his resignation and a Unanimous Written
Consent as provided in Section 4.1.

(e) The Company shall convey to Horne all of its rights to the name "Webboat.com, Inc." and any variations thereof, and shall obtain a written consent from holders of a majority of the outstanding common stock of the Company to amend the Company's Articles of Incorporation effecting a name change from "Webboat.com, Inc." to "Windom, Inc." At the Closing, the Company shall deliver to Horne a copy of the Amendment to the Company's Articles as certified by the Delaware
Secretary of State. The Company will relinquish and convey to Horne the domain name "Webboat.com" and all variations thereof which Horne has reserved with Internic.

(f)Horne will relinquish and convey to the Company the domain names "Webbought.com" and "Webought.com" and all legal rights to the name "ebot."

ARTICLE II
REPRESENTATIONS, WARRANTIES AND COVENANTS OF HORNE

Horne represents and warrants to and agrees with the Company that:

2.1 Due Authorization and Execution. Horne has the necessary power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Horne and, assuming due execution and delivery by the Company, constitutes a valid and binding obligation of Horne enforceable against Horne in accordance with its terms.

2.2 Ownership and Transfer of Stock. Horne is the lawful record and beneficial owner of the Stock, free and clear of all liens, encumbrances, security agreements, equities, options, charges, restrictions and claims of every kind (other than restrictions on transfer imposed by applicable securities laws), and the Seller has full legal right, power and authority to sell, transfer and deliver the Stock in accordance with the terms and subject to the conditions of this Agreement. Other than the Stock, the Seller owns no shares of capital stock of the Company or any interest therein, and at the Closing, will have no subscription, warrant, option or other right (contingent or otherwise, and of any nature whatsoever, either written or oral) to purchase or acquire any shares of capital stock of the Company.

2.3 Relinquishment of Options. Horne relinquishes and surrenders any and all stock options, or other rights to purchase stock or any other securities of the Company.

2.4 Litigation. Horne represents that the only action presently pending against the Company of which he is aware is a civil action filed by Steve Fenstermacher.

ARTICLE III
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY

The Company represents and warrants to and agrees with Horne as follows:

3.1 Due Authorization and Execution. The Company has the necessary power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming due execution and delivery of this Agreement by Horne, constitutes the valid and binding obligation of the Company enforceable against it in accordance with its terms.

3.2 Investment. The Company is acquiring the Stock for cancellation, returning to the status of authorized by unissued common stock and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same.

3.3 Sale of Store. The company will pay the sum of $10,000 to Horne at the Closing upon the sale of the New York Bagel
Exchange bagel store.

3.4  Release by the Company of Driver Sponsorship Agreement.  The
Company will waive, relinquish and cancel all of its rights under the Driver Sponsorship Agreement dated December 1, 1997 between the Company, Horne and Arie Luyendyk.

ARTICLE IV
EMPLOYMENT TERMINATION AGREEMENT

4.1 Resignation. Horne hereby resigns all of his positions as an officer, director and employee of the Company, effective as of the date hereof, and immediately prior thereto will, by a duly executed Unanimous Written Consent of Director, elect Dennis Schlagel to all of Horne's positions as officer and director of the Company.

4.2 Horne's Release of Compensation and Loans. Horne and his father, George F. Horne, will cancel, relinquish and forgive all claims to accrued and unpaid compensation and indebtedness represented by their loans to the Company in the aggregate amount of $256,438.62.

4.3  Mutual Releases.
(a)Horne hereby releases the Company and its Affiliates, and their respective officers, directors, employees and shareholders (for the purposes of this Section 4, collectively called "Released Parties"), from any and all claims, demands and causes of action of any kind or nature, whether known or unknown or suspected or unsuspected to Horne, which Horne now owns or holds, or has at any time before this owned or held against the Released Parties, or any of them, including specifically any and all claims, demands, grievances and causes of action which arise out of, are in any way connected with, any loss, damage, grievance, or injury whatever to Horne resulting from any act committed or omission made by the Released Parties, or any of them, prior to the date of this Agreement or connected to his relationship with the Company as an employee, officer, director or shareholder of the Company.

(b) The Company and its directors hereby release Horne and his heirs, executors, successors and assigns (collectively "Affiliates') from any and all claims, demands and causes of action of any kind or nature, whether known or unknown or suspected or unsuspected to the Company or directors, which the Company now owns or holds, or has at any time before this owned or held against Horne or Affiliates, including specifically any and all claims, demands, grievances and causes of action which arise out of, or are in any way connected with, any loss, damage grievance, or injury whatever to the Company or directors resulting from any act committed or omission made by Horne or Affiliates prior to the date of this Agreement or connected to Horne's relationship with the Company as an employee, officer, director or shareholder of the Company.

(c) It is the intention of the parties hereto that their execution of this Agreement will forever bar every claim, demand and cause of action described in this Agreement, except as provided herein, and each party hereto expressly waives any and all rights and benefits conferred upon each party by the provisions of Section 1542 of the California Civil Code, which provides:
    "A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if know by him must have materially affected his settlement with the debtor."

ARTICLE V
CONDITIONS TO CLOSING

5.1 Conditions to Horne's Obligation to Close. Horne's obligation to close is subject to satisfaction of the following conditions:

(a)Amendment of the Company's Articles of Incorporation effecting a name change from "Webboat.com, Inc." to "Windom, Inc."

(b)A certificate of Dennis Schlagel, as the President and CEO of the Company, that all of the representations and warranties are true and correct and that the covenants have been performed.

(c)The sale of the New York Bagel Exchange bagel store has been consummated.

5.2 Obligation of the Company to Close. The Company's obligation to close is subject to the following conditions:

(a)Delivery of a Unanimous Written Consent by Horne electing Dennis Schlagel as a successor officer and director and a resignation of Horne as officer and director of the Company.

(b)A certificate of Horne that all of his representations and warranties are true and correct and that the covenants have been performed.

ARTICLE VI
ARBITRATION

6.1 Arbitration. Should there be any dispute concerning any provision hereof, the parties agree to submit the matter to one arbitrator before the American Arbitration Association ("AAA") in Los Angeles, California, and to use their best efforts to obtain an expeditious resolution. The decision of the AAA, shall be final and binding and may be enforced by judgment upon application to a court of competent jurisdiction.
Notwithstanding any rule of the AAA to the contrary, California Civil Code Section 1283.05 shall dictate the rights of both parties to conduct discovery. The parties also agree that a restraining order maintaining the status quo and/or a writ of attachment may be obtained by any party pending the resolution of the dispute from the AAA. If, for any reason, AAA refuses to hear and decide the question of imposition of a restraining order and/or a writ of attachment as herein contemplated, a party then may apply to a court of competent jurisdiction for the issuance of such an order. The arbitration shall then proceed in regards to all other issues and matters.

The award must be based on, and accompanied by, a written statement of decision explaining the factual and legal basis for the award as to each of the principal converted issues at the hearing. The award shall be confirmed and entered as a judgment by the Superior Court of this state. The award may be appealed under the same standards specified in California law applicable to appeals from the Superior Court.

6.2 Attorneys' Fees. Should any dispute arise between the parties to this Agreement regarding the rights, remedies or relief afforded by this Agreement, then in addition to the relief the prevailing party may be awarded by a court or arbitrator, that party shall also be entitled to reasonable attorney's fees and other costs of such proceeding incurred by him.

ARTICLE VII
INDEMNIFICATION
7.1 General Indemnification

(a)The Company shall indemnify, defend and hold harmless Horne against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and reasonable attorneys' fees, that Horne shall incur or suffer, that arise, result from, or relate to any breach of, or failure by Seller to perform, any of its representations, warranties, covenants or agreements in this Agreement or any action to which Horne is a party by reason of his relationship with the Company as an officer, director or shareholder.

(b)Horne shall promptly notify the Company of the existence of any claim, demand or other matter to which the Company's indemnification obligations would apply, and shall give the Company a reasonable opportunity to defend the same at its own expense and with counsel of its own selection; provided that Horne shall at all times also have the right to fully participate in the defense at his own expense. If the Company shall, within a reasonable time after this notice, fails to defend, Horne shall have the right, but not the obligation, to undertake the defense of, and to compromise or settle
(exercising reasonable business judgment), the claim or other matter on behalf, for the account, and at the risk, of the Company. If the claim is one that cannot by its nature be defended solely by the Company, then Horne shall make available all information and assistance that the Company may reasonably request.

ARTICLE VIII
GENERAL PROVISIONS

8.1 Transaction Expenses. All legal and other expenses incurred in connection with the negotiation, execution and delivery of this Agreement and the transactions contemplated hereby shall be paid by the party incurring the expense.

8.2 Certain Filings and Consents. Horne and the Company will use their respective best efforts to comply with all legal requirements which may be imposed on them with respect to the transactions contemplated by this Agreement. Horne and the Company will use their respective best efforts to obtain (and to cooperate with any other party in obtaining) any consent, authorization, order or approval of, or exemption by, any regulatory authority, or third party, required to be obtained in connection with the transactions contemplated by this Agreement.

8.3 Further Assurances. Each party hereto agrees to use such party's best efforts to cause the conditions to such party's obligations herein set forth to be satisfied at or prior to the Closing insofar as such matters are within its control. Each of the parties agrees to execute and deliver any and all further agreements, documents or instruments necessary to effectuate this Agreement and the transactions referred to herein or contemplated hereby or reasonably requested by the other party to perfect or evidence its rights hereunder. All parties will use their best efforts to complete all transactions contemplated by this Agreement as promptly as practicable.

8.4 Notices. All notices or other communications which are required or permitted to be given pursuant to this Agreement shall be given in writing by confirmed telex, facsimile or telecopy, by certified or registered mail, postage prepaid, or by a nationally-recognized overnight courier service which provides a receipt acknowledging delivery, addressed as follows:

If to Horne:  Mark J. Horne
              7933 Kentland Avenue
              West Hills, CA  91304

If to Company: WEBBOAT.COM, INC.
               21057 Victory Boulevard
               Canoga Park,  CA  91303

or to such other address as the party addressed shall have previously designated by written notice to the serving party, given in accordance with this Section 7.4. Any such notice shall be deemed given if and when actually received by the party to whom it is given.

8.5 Successors and Assigns.   This Agreement shall be binding
upon and shall inure to the benefit of each of the Company and Horne and their successors and assigns.

8.6 Entire Agreement. This Agreement, together with the exhibits hereto and the other instruments and documents to be delivered by the parties hereto at the Closing, constitutes the entire agreement between the Company and the Seller pertaining to the subject matter hereof and supersedes all prior agreements and understandings of the parties in connection herewith.

8.7 Severability. Any provision of this Agreement which is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other
jurisdiction.   If any provision is held to be invalid or
unenforceable, such provision shall be construed by the appropriate judicial body by limiting or reducing it to the minimum extent necessary to make it legally enforceable.

8.8 Governing Law. This Agreement shall be construed and enforced in accordance with, and governed by, the laws of the State of California.

8.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

/s/ Mark J. Horne
MARK J. HORNE

WEBBOAT.COM, INC.

By:   /s/  Dennis Schlagel
Dennis Schlagel, Executive Vice President

=================

Exhibit 6(10)

CONSULTING AGREEMENT

     This Agreement (the "Agreement") is made and entered into on April 15, 1999, by and between Web4Boats.com, Inc. ("the
Corporation"), a Delaware corporation, and Internet Advisors
Group, Inc. ("the Consultant"), a Wyoming corporation (herein collectively referred to as "the Parties").

     The Parties hereto agree to enter into this Agreement under the following terms and conditions.

     1) The Consultant shall render the following services to the Corporation:

          a) Day to day management of the corporate affairs and business; and

          b)   Act as liaison between the Corporation and it's
Web Site server, Web-Light Consulting and Design; and

          c) Act as an advisor to the Corporation with respect to the communications and information disseminated to the public community; and

          d) Act as an advisor to the Corporation with respect to the planning, designing, developing, organizing, and writing and distributing the materials and content required to develop and maintain the Web Site; and

          e) Act as advisor to the Corporation with respect to the preparation of and filing of a Form 10 with the Securities and Exchange Commission, specifically to act as liaison with the Corporation's attorney, accountant, and related providers of services for the completion of said filing; and

          f) Act as advisor to the Corporation with respect to hiring and retaining outside consultants, outsource services, and any and all providers necessary for the development and growth of the Corporation.

          g)   The Consultant shall not disclose to any third
Party any confidential non-public information furnished by the Corporation or otherwise obtained by it with respect to the Corporation.

     2) The Corporation shall use it's best efforts to promptly supply to the Consultant full and complete copies of any and all documents and information necessary for the Consultant to fulfill it's part of this Agreement.

     3) The Consultant shall be entitled to the following compensation for services to be rendered:

          a)   A monthly consulting fee in the amount of Ten
Thousand Dollars ($10,000) per month. The Parties hereto agree that the payments may be made in either cash, stock, or any combination thereof.

     4) The term of this Agreement shall be one (1) year from the date set forth hereinabove. The Parties shall have the option of renewing this Agreement prior to the termination date set forth herein.

     5) The Parties may not amend or modify this Agreement unless such amendment or modification is in writing and signed by both Parties hereto.

     6) This Agreement may be executed in any number of counterparts delivered through facsimile transmission. All executed counterparts shall constitute one Agreement notwithstanding that all signatories are not signatories to the original or the same counterpart.

     IN WITNESS WHEREOF, the Parties have executed this Agreement effected on the 15th day of April 1999.

   WEB4BOATS.COM                   INTERNET ADVISORS GROUP, INC.
   P.O. Box 1028                   P.O. Box 3235
   La Jolla,  CA  92038            Cheyenne,  WY   82003


BY: /s/ Dennis Schlagel             BY:/s/  Blair J. Merriam
     Dennis Schlagel                    Blair J. Merriam
     President                          President

=================

Exhibit 6(11)

July 2, 1999

Jim Merriam
Web4boats.com Inc.
2658 Bridgeway
Sausalito, CA. 94965

Dear Mr. Merriam,

It is a privilege to provide you with this proposal for the WEB4BOATS.COM project. This proposal is based on our discussions about web site needs mentioned in our meetings on June 22, 1999 (both you and Terry present) and June 29 1999 (with Terry only present).

As per our meetings, I am providing WEB4BOATS.COM with:
* Outline of Database Procedures
* Web Design Overview
* Complete Price Schedule - broken down by project
* Total equipment cost (up to 100,000 hits per day)
* Web Development Costs
* Projected equipment costs up to 10,000,000 hits per day
* Change Order procedure
* Payment Schedule

It has been a sincere pleasure to meet you and provide you with this proposal. I hope that this is the beginning of a close working relationship.

Respectfully submitted,



Andre Delgado,
Web-Light Consulting & Design

Web4Boats.Com
Phase 1

Web Site Goal

Web-Light will work closely with WEB4BOATS.COM to design a professional site that is fast to load, simple to navigate, technologically sound and secure.

Our goal will be to:

Provide the boating community with the most relevant, intuitive and up to date boating Classifieds/Portal on the Internet.

DATABASE DESIGN

The outline of the program and database design is visually demonstrated in the accompanying flow chart.

The on-line program is based on 3 columns:

1. The Web Object Manager
2. The Database Object Manager
3. The Security Object Manager

Web Object Manager
The web object manager handles all web pages transmitted by the server. These are static pages, external links and dynamic pages.

* Static Pages - A web page that does not contain any variable data.
* External Links - Routed information which is stored on external servers which are displayed within a frame on the site. External links may also appear in a second browser window so that the users attention is not taken away from the original site.
* Dynamic Pages - Are the major part of the web site and are handled by the "Template Manager"

The Template Manager
The Template Manager can handle an unlimited number of templates. Each template represents an independent program. Phase 1 will require two templates.

1. Classifieds- All users will be able to search and look up classified records. The goal is an intuitive user interface with a maximum of search options. Only members and agents will have the ability to place ads. Agents will be provided with an upload interface in order to export their own database into the system.

2. On-Line Boat and Accessory Auction - Members will be able to place boats and boat accessories into an auction database which can be viewed by members only. Members can bid on items according to the rules, which need to be developed by Web4Boats legal staff.

The Interface Selector
The Interface Selector is connected with the Security Object Manager and is responsible for displaying the web pages according to the user status. The status will be designed as follows:

* Visitor
* Member
* Supervisor
* Administrator
* System Administrator

The Banner Placement Manager
The Banner Placement Manager is connected to the Database Object Manager and handles individually managed banner advertising. This includes a "click thru" counter and a "visibility" counter. The Database Object Manager will handle client reports.

The Mail Listing Manager
The Mail Listing Manager is connected to The Database Object Manager and the Security Object Manager and handles user subscriptions and event driven subscriptions. For example: A user can sign up in the classified section to be notified by e-mail when a certain boat model or accessory becomes available.

Database Object Manager
The Database Object Manager handles all database files and database relationships

The Template Manager Database
The Template Manager Database handles the access management and the template data for static pages and external link pages.

The Statistic and Report Database
The Statistic and Report Database contains detailed statistic data and report data which can be defined by the MIS (Management Information System) staff.

The Template Database
Each template for dynamic pages will have an individually designed database. This database will be interfaced with the member database and the security object manager.

Security Object Manager
The security object manager handles all security requests from the Web Object Manager and the Data Object Manager. The reference for the security object manager is the administrative database and the member database in relationship to the Access Rights Database.

Web Site Design
Web-Light will design a site that is obvious in its navigation and pleasing to the eyes. Web-Light Consulting & Design will be responsible for all artwork associated with the site. This artwork may be original or the use of photographs that help to portray your on-line image. Web-Light will implement your artistic suggestions and do all it can to provide you with a clean and visually superior site.

Web-Light Consulting will design your web site with the following criteria in mind:

1. Overall appearance - The site must be inviting to the boating community, possible advertisers, the general public and potential investors.

2. Use of graphics - Web-Light will design the site with custom graphics scheme that contains an underlying nautical theme. Graphics will be compressed to a high degree enabling pages to load extremely fast.

3. Site navigability - Web4Boats.Com will have a simple, straightforward navigation scheme. The first time Internet user must feel comfortable and easily able to navigate every portion of the site.

4. Quality of content - Site content will be arranged in a logical order to make classified browsing and selection as easy as possible. All other content will be put through the filter of our site "Goal" (Providing the boating community with the most relevant up to date boating Classifieds/Portal on the Internet.

5. Efficiency of code - All HTML and Database coding will be streamlined for ultimate site performance.

6. Site Design Management and Communication - The site design will be managed by Andre Delgado, owner of Web-Light Consulting & Design, who will communicate on progress and provide Web4Boats with access to web site developments through a password protected site. It is our belief that communication with the client is essential and necessary to develop a site that properly reflects your goals. Web-Light's doors are open to Web4Boats anytime. We will make ourselves available for meetings and strategy sessions when called for.

7. Security - In every facet of design, steps will be taken to ensure highest levels of security.

Web Site Promotion (Internet)
Web-Light will professionally promote the Web4Boats.Com web site on the Internet. This promotion strategy will be implemented in every portion of the web site design. We will develop a site that scores high in search engines. Designing web sites to score high in search engines is almost an art form. We take into account what "Search Engine Robots" are looking for. We will embed Meta Tags into the HTML of each web page. Meta Tags are in the form of a "Description" of services and "Keywords" separated by a comma. These words are invisible to the eye but highly visible to "Search Engine Robots". During the design process, Web-Light Consulting will utilize the latest promotion techniques that will assist us in placing high in search engines.

Upon design completion, Web-Light will submit the web site to the top 400 Search engines (including Yahoo!). After search engine submission, we will utilize a "Search Engine Position Analyzer" to monitor Web4Boats.com position in the various search engines. If Web4Boats.Com does not score high enough on a particular search engine, we will customize a page to score high for that particular search engine criteria.

Web-Light will also actively seek out advertising opportunities on appropriate web sites. Ad fees will be confirmed and provided to Web4Boats.Com for consideration. An variety of banner ads will be created for placement on other web sites.

E-Commerce

The E-Commerce module allows the Web Object Manager to:

1. Handle credit card and paperless electronic check (ACH) transactions
2. Have Complete Control of Recurring Billing and Membership
3. Perform Automated Credit Card Address Verification (AVS)
4. Receive a Comprehensive Settlement Report on Every Deposit made in your
Account
5. "Scrub" Each Transaction in order to Defer Fraud
6. BEGIN PROCESSING ACH AND LIVE, REAL-TIME CREDIT CARD TRANSACTIONS

Transaction Flow

1. Customer places order on merchant's web site.

2. Merchant securely transfers order information to ATS over the Internet via the Simple Commerce Messaging Protocol (SCMP). ATS receives order information and performs requested services simultaneously.

3. ATS routes transaction authorization request through payment processor to the appropriate card association.

4. The card association contacts issuing bank (customer's bank) to request transaction authorization (if American Express or Discover are used, no issuing bank is involved; see step 6).

5. Issuing bank returns authorization to card association. If the transaction is not authorized, ATS returns a message to the merchant and remaining portions of the transaction are canceled.

6. ATS receives transaction authorization and, if physical fulfillment is required, sends a message to the merchant or distribution center authorizing order fulfillment. Merchant or distribution center sends ATS a fulfillment notification to permit settlement, and ATS sends a settlement request to the issuing bank (customer's bank). If authorization is for the sale of a digitally delivered product or service, the settlement request is made concurrent with the authorization.

7. Issuing bank approves transfer of money to acquiring bank (merchant's account).

ATS Bank Fees (paid directly to ATS Bank)
We are providing the following costs from ATS Bank (Automated Transaction Services Bank). ATS Bank provides outstanding security with very reasonable flat rates.

1. Setup Fee: $295.00
2. Credit Card Processing fee $.80 per transaction
3. ACH processing fee 1.25% per transaction. $1.25 minimum per transaction.
4. Monthly minimum fee is $35.00 only if total monthly transaction fees do not amount to $35.00.

Merchant Account

Web4Boats will need to obtain a valid Merchant Bank Account with the bank of their choosing if a merchant account does not already exist. This account should be set up with an Internet capable bank. Web-Light can provide you with the right questions to ask a bank when setting up a Merchant Account for an Internet Company.

E-Commerce Development Costs

Total Costs for setting up a real-time e-commerce solution on the server including SSL (Secure Socket Layer) connection, Verisign Secure Server Digital ID and programming time is $6,250.00. I have adjusted the Web Development costs to include these costs.

Web Development Costs

Total cost of Web Development includes:

* General Design / Corporate Identity
* Web Page Design
* Database Design
* Server Program Design
* Web Page and Database Coding
* Web Page and Database Implementation on NT Platform
* Beta Testing
* Finalizing and Production
* Project Management
* Web Site Promotion (on Internet)
* SSL (Secure Socket Layer) Connection
* Verisign Digital ID
* E-Commerce Programming

Total Cost for Web Development is $32,760.00 (this cost has been adjusted to reflect e-commerce)

Monthly Hosting Fees - Phase 1 (two servers and one full T1 line)

Equipment Hosting Fees including air conditioning, electric costs, security, insurance and weekly traffic reports for two server connected to one full T1 line is $600.00 per month.

Telephone Company fees for one full T1 line based on a 3 year contract is $1,200.00 Part-Time System Administration Hosting fees for two server connected to one full T1 line is $1,950.00. The System Administrator is on call 24 hours a day.

Total Monthly Fees are $3,750.00

Change Orders
Changes and extensions to the accepted contract must be requested in writing. Web-Light Consulting & Design will provide a written proposal for the change.

Equipment and Setup Costs
Investment Plan for Phase I
(Fast reliable Internet Server Connection  - Hosting WWW,MAIL,FTP Services)

Quantity  Description                        Category    Price   Sub Total
2        Intel - Server 450Mhz, RAM512MB,
         HDD12GB 1 WWW,MAIL,FTP  1 Database   Hardware  6,000.00  12,000.00
1        Router incl. Firewall                Hardware  2,200.00   2,200.00
1        Network Hub                          Hardware    800.00     800.00
1        UPS 1.400 W 19"                      Hardware  1,000.00   1,000.00
1        19' Rack complete                    Hardware  1,200.00   1,200.00
1        NT 4 Server License (10 User)        Software  1,300.00   1,300.00
1        SQL Database Server                  Software  2,300.00   2,300.00
1        Mail Server  SL Mail                 Software    800.00     800.00
1        Web Server OR WebSite 2              Software    800.00     800.00
1        ColdFusion4Enterprise (Script Server)Software  4.000,00   4.000,00
24       Assemble and Setup                   Tech          65.00  1,560.00
1        T1 Line                              Setup Fee   3.200,00 3.200,00
Total                                                             31,160.00

One-Time Charges

Description                            Cost
Equipment and Setup Costs         $31,160.00
Web Development Costs             $32,760.00
Total                             $63,920.00

Monthly Fees

Description                               Cost
Two Servers                             $600.00
One T1 Line with Internet Access        $1,200.00
Part Time System Administrator for
one hour a day and 24 hour availability $1,950.00
 Total                                  $3,750.00

Terms and Conditions

* Costs for hardware and 3rd party software are due at contract signing.
* 50% of Web Development costs are due at contract signing.
* 25% of Web Development costs are due 30 days after contract signing
* 25% of Web Development costs are due at completion and delivery of test report
* Monthly Hosting fees will be invoice for 3 month periods. First 3 month fees are due at contract signing.
* Web4boats.Com is responsible for covering the telecommunication contract for the T1 line.
Web4Boats.com has the right to resell this contract.


Description                                Cost
100% of Equipment and Setup Costs         $31,160.00
50% of Web Development Costs              $16,380.00
First Three Months of Hosting Costs        11,250.00
Total to begin project                    $58,790.00

Re: Equity Shares

If given the opportunity, Web-Light would gladly exchange 35% of the Web Development costs for Stock of equal value in Web4Boats.com.

Optional Module

Mail Management
Mail Management provides the web site with an HTML e-mail client (similar to hotmail) and will have an intelligent keyword based sort mechanism for incoming e-mail. This sort mechanism will forward the incoming e-mail to the corresponding departments of the company.

=====================

Exhibit 6(12)

WEB4BOATS.COM/Luvia.com Proposal
Confidential

Overview
Luvia.com will create a framed and co-branded section for Web4Boats.com. This section will allow Web4Boats.com visitors to shop Luvia.com's inventory. Luvia.com will pay Web4Boats.com 8% of sales that originated from Web4Boats.com.

Luvia.com links and Inventory
Luvia.com will track the revenues generated from Web4Boats.com shopping carts.
Luvia.com will produce, develop and maintain the content for the co-branded site and provide hosting services for the co-branded site during the term. The service will be co-branded in a mutually agreeable format, but is intended to include the WEB4BOATS.COM brand and selected navigation elements, and otherwise reflect Luvia.com's branding and look and feel. Pages within the secured server will be fully Luvia.com branded.
The Luvia.com would be promoted in the following ways:

1. WEB4BOATS.COM will add a button to the front page of Web4Boats.com that directs users to the co-branded store. All graphics and buttons will be mutually agreed upon and approved by Web4Boats.com and Luvia.com.

2.Luvia.com will create a co-branded site framed by Web4Boats.com's look and feel for navigation. This site will track the revenues generated from constituents originating from Web4Boats.com.

Prominence
Luvia.com will be the exclusive provider of home accessories/decor products on the WEB4BOATS.COM site.

Payments
In compensation for allowing viewers to shop Luvia's inventory, Luvia.com will pay WEB4BOATS.COM a fee of 8% on every purchase originating from Web4Boats.com. Payments will be monthly cycle and the first billing cycle will begin 30 days after the first month's tally of revenue data.

Term
This agreement will be effective from the launch date of the Luvia.com links on the WEB4BOATS.COM site and will remain in effect until April 30, 2000.

Web4Boats.com                                  Luvia.com.com

/s/ Blair J. Merriam                           /s/ Kevin Lu
Blair J. Merriam                               Kevin Lu
Date 10/26/99